Exhibit 99.2

Altadis, S.A. and
Dependent Companies

Consolidated Financial Statements for the year ended 31 December 2007 prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union and the consolidated Management Report

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 2 and 40). In the event of a discrepancy, the Spanish-language version prevails.

Altadis, S.A. and Dependent Companies

Notes to the 2007 Consolidated Financial Statements

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 2 and 40). In the event of a discrepancy, the Spanish-language version prevails.

ALTADIS, S.A. and Dependent Companies

Notes to the 2007 consolidated financial statements

prepared in accordance with IFRS

1.      Description of the Altadis Group

Altadis, S.A. (hereinafter “the Parent Company”) was incorporated on 5 March 1945, under the name of Tabacalera Sociedad Anónima, Compañía Gestora del Monopolio de Tabacos y Servicios Anejos, which was subsequently changed to Tabacalera, S.A. Its current name was approved by the Shareholders’ Meeting on November 13, 1999.

The Group’s core business lines are the manufacture and marketing of cigars and cigarettes and the distribution of tobacco and other products. Tobacco manufactured by third parties is distributed and sold under distribution contracts signed with manufacturers. These contracts do not grant the Group exclusivity and no indemnities have been agreed for early rescission thereof. Nevertheless, these distribution contracts are generally renewed upon expiry.

In 1999, a business association process was carried out between Tabacalera, S.A. and SEITA (Société Nationale d’Exploitation Industrielle des Tabacs et Allumettes, S.A.). This transaction took the form of a Public Exchange offer by Tabacalera, S.A. for all the shares of SEITA, and 19 shares of Tabacalera, S.A. were delivered for every 6 shares owned by SEITA shareholders who accepted the offer. 83.07% of the capital stock of SEITA was acquired in this transaction, which was approved at Tabacalera, S.A.’s Shareholders’ Meeting on 13 November 1999, which also changed the Company’s corporate name to Altadis, S.A., as indicated above. After various subsequent acquisitions and a delisting tender offer for SEITA shares that Altadis, S.A. completed in January 2003, the Parent Company acquired all the shares of SEITA owned by minority shareholders. As indicated in note 39, following the takeover bid by Imperial Tobacco Group PLC, this entity became the majority shareholder of the Company on 25 January 2008.

Details of the investees included in the scope of consolidation and which comprise the Altadis Group as of 31 December 2007, indicating, inter alia, the Parent Company’s ownership interest and the cost thereof, the method of consolidation used and the respective lines of business, registered offices and corporate names of each investee, are included in Annex I.

Altadis, S.A.’s registered office is located in Madrid.

2.     Basis of presentation of the financial statements and consolidation principles

2.1 Adoption of International Financial Reporting Standards (IFRS)

The consolidated financial statements for the year ended 31 December 2007 are prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union. In Spain, the requirement to present consolidated financial statements under the IFRS approved in Europe is also governed by the eleventh final provision of Law 62/2003 of 30 December, relating to fiscal, administrative and social order measures.

2.2 Standards and interpretations effective in the current period

In 2007, the Group adopted IFRS 7 “Financial Instruments, Disclosures”, which is effective for annual reporting periods beginning on or after 1 January 2007, and the consequential amendments to IAS 1 Presentation of Financial Statements with respect to capital disclosures.

The impact of the adoption of IFRS 7 and the amendments to IAS 1 has been to expand the qualitative and quantitative disclosures provided in the consolidated financial statements with respect to financial instruments and capital management, as detailed in notes 16 and 27.

In addition, four interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) are effective for the current period: IFRIC 7 Applying the Restatement Approach under IAS 29 (Financial Reporting in Hyperinflationary Economies); IFRIC 8 Scope of IFRS 2; IFRIC 9 Reassessment of Embedded Derivatives; and IFRIC 10 Interim Financial Reporting and Impairment. The adoption of these interpretations has not had a significant impact on the Group’s consolidated financial statements.

The Group has adopted IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction in advance of the effective date. Accordingly, the Group has derecognised assets of €3.9 million at 31 December 2007 (see note 28). The effect thereof was not significant in 2006.

2.3 Standards and interpretations in issue not yet adopted

At the date of preparation of these financial statements, the following standards and interpretations had been published by the IASB but had not become effective, either because their effective date is subsequent to the date of the consolidated financial statements or because they had yet to be endorsed by the European Union:

Standards and modifications of standards		Required application for periods beginning on or after:
IFRS 8	Operating Segments	1 January 2009 (1)
Revised IAS 23 (*)	Borrowing Costs	1 January 2009 (1)
Revised IAS 1 (*)	Presentation of the Financial Statements	1 January 2009 (3)
Revised IFRS 3 (*)	Business Combinations	1 July 2009 (1)
Amendment of IAS 27 (*)	Consolidated and Separate Financial Statements	1 July 2009 (1)
Amendment of IFRS 2 (*)	Share-Based Payment	1 January 2009 (2)
Amendment of IAS 32 (*)	Financial Instruments presentation	1 January 2009 (2)
Interpretations
IFRIC 11	IFRS 2: Group and Treasury stock Transactions	1 March 2007 (2)
IFRIC 12 (*)	Service Concession Arrangements	1 January 2008 (2)
IFRIC 13 (*)	Customer Loyalty Programmes	1 July 2008 (2)

(*) Standards and interpretations not endorsed by the European Union at the date of preparation of these financial statements.

(1) The directors have not yet assessed the impact which the application of this standard will have on the accompanying consolidated financial statements.

(2) The directors consider that entry into force of this amendment will not have a significant impact on the consolidated financial statements.

(3) Given that the Group already prepares a statement of recognised income and expenses, no significant changes are expected upon application of the new standard.

 2.4 Preparation of the consolidated financial statements

The consolidated financial statements for 2007, approved by the directors of Altadis, S.A. at the Board meeting held on 31 March, 2008, have been prepared from the accounting records and financial statements of the Parent Company and its subsidiaries.

All obligatory accounting principles, standards and measurement criteria were applied in the preparation of these consolidated financial statements and therefore these statements present fairly the shareholders’ equity and financial position of the Altadis Group at 31 December 2007 and the results of its operations, recognised income and expense and the consolidated cash flows for the year then ended. The Group prepares a statement of recognised income and expense as a result of its election in 2006 to recognise actuarial gains and losses directly in equity (see note 4.12).

The annual accounts of Altadis, S.A. and of its subsidiaries, prepared by the directors of each company, will be submitted for the approval at their respective Shareholders’ Meetings. The directors of Altadis, S.A. will also submit these consolidated annual accounts for approval at the Shareholders’ Meeting, and consider that they will be approved without any changes.

The consolidated financial statements of the Altadis Group for 2006 were approved at the Shareholders´ Meeting of the Parent Company held on 28 June 2007.

The significant accounting principles and measurement criteria used in preparing the Group’s consolidated financial statements for 2007 are set out in note 4.

2.5 Information regarding 2006

In compliance with the requirements of IAS 1, the information included in these notes to the financial statements  in respect of 2006 is presented for purposes of comparison with the information relating to 2007 and, accordingly, does not represent in itself the Group’s consolidated financial statements for 2006.

2.6 Currency of presentation

These financial statements are presented in euros. Foreign currency transactions are recognised in accordance with the criteria described in note 4.16.

2.7 Responsibility for the information and estimates made

The information contained in these consolidated financial statements is the responsibility of the directors of the Parent Company.

The preparation of the consolidated financial statements for 2007 and 2006 requires the directors of the Group to estimate the value of certain assets, liabilities, income, expenses and commitments: These estimates related basically to the following:

•          The assessment of possible impairment losses on certain assets

•          Assumptions used in the actuarial calculation of pension liabilities and other commitments with employees

•          The useful lives of property, plant and equipment and of intangible assets

•          The measurement of goodwill and certain intangible assets

•          The market value of certain assets

•          Provisions, etc.

The estimates are made on the basis of the best available information. Nevertheless, in the event that future events require that the estimate be modified, this would be done prospectively, in accordance with IAS 8.

2.8 Basis of consolidation

2.8.1 Subsidiaries

Subsidiaries are entities included in consolidated group which the Parent Company directly or indirectly manages by virtue of ownership of a majority of the voting rights in the representation and decision-making bodies of the subsidiary, or where the Parent Company exercises control over the entity.

The financial statements of subsidiaries are fully consolidated. All significant balances and transactions between consolidated companies are eliminated on consolidation.

If necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those of the Group.

Interests held by third parties in Group equity and third parties’ share in profit or loss for the year are recorded under “Minority Interests” in the consolidated balance sheet and consolidated income statement, respectively.

Profit or loss of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

2.8.2 Joint ventures

“Joint ventures” are those in which management of the investees is carried out jointly by the Parent Company and by third parties, with neither owning a majority of the voting rights. The financial statements of joint ventures are consolidated using the proportionate method.

The assets and liabilities of jointly controlled operations are recognised in the balance sheet classified according to their nature. In the same way, income and expenses originating in joint ventures are presented in the consolidated income statement in accordance with their nature.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.6.3 Associates

Associates are entities over which the Parent Company has significant influence. In general it is assumed that there is significant influence when the Group’s percentage of ownership (direct or indirect) is over 20% of voting rights, provided this does not exceed 50%.

In the consolidated financial statements, investments in associates are carried using the equity method; i.e. by the Group’s share of their net equity after taking into account dividends received and other asset eliminations.

Gains or losses on transactions with associates are eliminated to the extent of the percentage of the Group’s stake in their capital.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.8.4 Foreign currency translation

Amounts shown in the balance sheets and income statements of foreign companies forming part of the consolidated group have been translated to Euros in accordance with the following criteria:

•      Assets and liabilities have been translated at the official year-end exchange rates.

•      Capital and reserves have been translated at exchange rates prevailing at the date of first adoption of IFRS (1 January 2004). This exchange rate is considered to be the historical exchange rate.

•      The balances shown in the income statement have been translated at the average exchange rates for the year.

The differences arising from the application of these criteria were included under “Reserves in consolidated companies - Translation Differences” item of the equity caption. These translation differences will be taken to revenues or expenses in the period in which the investment which generated these differences was, totally or partially, realized or disposed of.

Adjustments arising from the adoption of IFRS at the moment of acquisition of a foreign operation relating to the fair value and goodwill are considered assets and liabilities of that company and accordingly, are translated at the exchange rate prevailing at the year-end.

2.8.5 Changes in the consolidated group

The most significant changes in the consolidated group in 2007 and 2006 with an effect on the inter-year comparison were as follows:

a. 2007

In 2007 the Group recognised the remaining 49% of its interest in 800 JR Cigars, the financial statements of which have been fully consolidated with those of the Parent Company. The 49% interest was recognised because upon acquisition of 51% of the share capital of 800 JR Cigar Inc. in October 2003, a call option and a put option were agreed for the buyer and the seller, respectively, on the remaining ownership interest (49%). These options could be exercised after five years and the price would be determined on the basis of the company’s profit or loss in the eight quarters prior to the exercise of the put or call option. In 2007 the Group considered that the risks and rewards deriving from this transaction were substantially transferred and that one of the parties would exercise the crossed option. Accordingly, as the purchase price could be reliably estimated, the Group has booked the remaining 49% interest. In respect of this transaction, the Group has recognised goodwill of €29,330 thousand (see note 8) as well as other non-current liabilities of €60,121 thousand (see note 25).

b. 2006

There were no acquisitions or disposals in 2006 with a significant effect on the scope of consolidation.

3.     Distribution of profit of the Parent Company

The directors of Altadis, S.A. will propose to the shareholders at their general meeting that profit of the Parent Company for the year ended 31 December 2007 be transferred to voluntary reserves of the Parent Company.

4.     Accounting principles, policies and measurement criteria

The main accounting principles, policies and measurement criteria used in preparing the consolidated financial statements for 2007 and 2006 and which are in conformity with the IFRS in force at the date of the corresponding financial statements are detailed below. No standards other than those listed in note 2.2 have been applied early.

4.1 Property, plant and equipment

Items of property, plant and equipment are carried at cost less accumulated depreciation. In certain consolidated companies the cost of acquisition has been revalued in accordance with legislation applicable in the specific countries or with certain voluntary revaluations.

The costs of upkeep and maintenance of property, plant and equipment are charged to the consolidated income statement when incurred. However, the costs of improvements leading to increased capacity or efficiency or to longer useful lives of the assets are capitalised.

Items of property, plant and equipment of consolidated companies are depreciated on a straight-line basis over the estimated useful lives of the related assets, using the following annual rates:

%
depreciation

Buildings for own use	2 - 4
Plant and machinery	10 - 25
Other installations, equipment and furniture	6 - 25
Other assets	10 - 33

Land is deemed to have an indefinite life and therefore is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives.

4.2 Investment property

Investment property is land and buildings held to earn rentals and buildings held for capital appreciation, even when sale is not envisaged in the short term. Investment property is carried at the lower of cost less accumulated depreciation and fair value. In certain consolidated companies the cost of acquisition has been revalued in accordance with legislation applicable in the specific countries.

Investment property is depreciated using the same criteria as for similar items of property, plant and equipment (see note 4.1).

In accordance with IAS 40, the Group calculates the market value of investment properties on a regular basis. This value is based on comparable transactions, internal reports, independent appraisals, and other means, so that the fair value stated at year end, as indicated in note 7, reflects the estimates of the Group’s directors of the market values of investment properties at that date.

4. 3 Goodwill

Any excess of the cost of acquisition of interest in a consolidated entity over the net fair value acquired is allocated as follows:

1.         If the excess can be assigned to specific assets of the companies acquired, the excess is added to the value of assets that were carried at amounts lower than market value in the balance sheets of the companies acquired.

2.         If the excess can be assigned to specific intangible assets, these intangible assets are explicitly recognised in the consolidated balance sheet provided the fair value at the date of acquisition can be measured reliably.

3.         Any remaining excess is recorded as goodwill, which is assigned to one or more specific cash-generating units from which income is expected to be obtained in the future.

Goodwill is only recognised when acquired in exchange for payment.

Goodwill on the acquisition of associates is recognised as an increase in the carrying amount of the investment.

Goodwill is not amortised. Rather, at the end of each year or when signs of impairment are evident, the Group tests goodwill for impairment reducing its recoverable value to an amount lower than the carrying amount. When such impairment is revealed, the corresponding loss is recorded. Impairment losses on goodwill may not be reversed.

For the purpose of impairment testing, goodwill is allocated to one of more of the Group’s cash-generating units.

4.4 Intangible assets

Intangible assets are specifically identifiable non-monetary assets acquired from third parties or developed by the Group. Intangible assets are only recognised when the cost can be measured reliably and when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity.

Assets for which there is no foreseeable limit to the period over which they will generate income are deemed to have an indefinite useful life. Other intangible assets are considered to have finite useful lives.

Intangible assets with indefinite useful lives are not amortised but are subject to impairment testing at least once a year using the same methods as for goodwill (see note 4.3).

Intangible assets with finite useful lives are amortised on a straight-line basis over the estimated useful life of the related asset.

Trademarks

Trademarks include the cost of acquisition of trademark rights for certain brands of cigars, small cigars and cigarettes and/or the corresponding value assigned on consolidation (see note 9).

Trademarks are considered to have indefinite useful lives. This circumstance is reviewed at the end of each closing date and it is consistent with the corresponding business plan.

Concessions, rights and licenses

This account mainly includes amounts paid to acquire certain concessions and licences for the distribution, sale and/or manufacture of tobacco products in United States, Morocco and Cuba. The caption also includes the value of concessions granted to Aldeasa to operate retail stores in various airports (see note 9).

At 31 December 2006 concessions, rights and licences also included rights held by the Group in respect of certain tax incentives in Nicot Participations on which the return is guaranteed.

Concessions, rights and licences are amortised on a straight-line basis according to their estimated useful live.

Computer software

Computer software is recorded at cost of acquisition plus cost of installation by third parties and is amortised on a straight-line basis over a five-year period. Software maintenance costs are expensed when incurred.

4.5 Impairment of property, plant and equipment and intangible assets

Each year, the Group reviews its property, plant and equipment and intangible assets to determine whether the recoverable value of these assets is less than the carrying amount, in which case the carrying amounts of such assets are reduced.

The recoverable amount is the higher of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount is estimated to be lower than the carrying amount, the carrying amount is reduced to the recoverable amount. The corresponding impairment loss is recognised immediately in the income statement.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased up to the original carrying amount prior to recognition of any impairment losses.

4.6 Leases

Leases are classified as finance leases when the terms of the lease substantially transfer the risks and benefits of ownership to the Group, which usually has an option of acquiring the asset at the end of the lease under the conditions agreed when the transaction was arranged. All other leases are classified as operating leases.

4.6.1 Finance leases

The Group recognises finance leases as assets and liabilities in the balance sheet at the beginning of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The interest rate of the lease contract is used to calculate the present value of the lease payments.

The cost of assets acquired through finance leases is presented in the consolidated balance sheet in accordance with the nature of the leased asset (see Note 4.1).

Finance expenses are recognised throughout the lease period in accordance with financial criteria.

4.6.2 Operating leases

Under operating leases, the lessor retains substantially all the risks and benefits of ownership of the leased asset and therefore recognises ownership thereof.

When the Group acts as lessor, it recognises revenue from operating leases on a straight-line basis, in accordance with the terms and conditions of the lease contracts. The depreciation policy for these assets is consistent with that for similar property and equipment for own use.

When the Group acts as lessee, lease payments are recognised as an expense on a straight-line basis over the lease term.

4.7  Financial instruments

4.7.1 Financial assets

Investments

Available-for-sale investments

Available-for-sale financial assets include securities purchased which the Group does not intend to sell in the short term.

Available-for-sale financial assets are measured at fair value, with any gains or losses recognised directly in equity until the asset is sold or is determined to be permanently impaired. Upon disposal of the asset, the cumulative loss or gain recognised in equity is taken to profit or loss for the period.

The fair value of a financial instrument on a given date is understood to be its market price. If the market price cannot be measured objectively and reliably, the price of recent transactions or the present value of discounted future cash flows is used.

Dividends received from these investments are recognised as income for the period.

Other current and non-current financial assets

Other current and non-current financial assets include investments with fixed or determinable payments and stated maturity that Group companies intend to hold until maturity. Specifically, the following investments have been classified in these captions:

•      Long and short-term loans

•      Guarantees

•      Deposits and other financial assets

Loans granted are carried at the amount provided pending collection. The Group has made the corresponding provisions for default risks.

Guarantees and deposits are carried at the amounts paid.

Treasury stock

In accordance with IAS 32, treasury stock is deducted from equity. For purposes of these financial statements, the Group has included in treasury stock the equity swap contracts entered into to cover the free shares plans (see note 16).

Financial assets at fair value

Financial assets at fair value include deposits maturing at more than three months and other financial assets in which the Group places its temporary cash surpluses, as well as certain derivatives (see note 4.7.3).

These assets are measured at fair value, with any gains or losses recognised directly in the income statement for the year.

Trade and other receivables

Trade and other receivables are carried at their nominal value, equivalent to their fair value, less any allowance for insolvency risks.

Cash and cash equivalents

Cash and cash equivalents include both cash on hand and demand deposits. Other cash equivalents are short-term investments maturing in less than three months that are not subject to a significant risk of changes in value.

4.7.2 Financial liabilities

Borrowings

Borrowings are stated at the amount received, net of direct loan arrangement costs. Interest expenses are recognised on an accruals basis using the interest method. Interest expense not paid during the period in which it accrues is added to the carrying amount of the liability.

Trade payables

Trade payables are recognised at repayment value.

4.7.3 Derivative financial instruments and hedge accounting

As a result of the Group’s activities, it is exposed to exchange rate risks and interest rate risks.

It uses derivative instruments (primarily swaps, forwards and options) to hedge its risks associated with interest rate and foreign currency fluctuations (see Note 26).

Futures contracts and financial instruments are classified as hedges when:

•      The instrument is expected to be highly effective in offsetting the impact of changes in the fair value or cash flows of the hedged risk.

•      This effectiveness can be measured reliably.

•      The hedging relationship is formally documented from the beginning of the operation.

•      The hedged transaction is highly probable.

The Group does not use derivative instruments for speculative purposes.

Hedging instruments are carried at fair value at the trading date. Subsequent changes in the fair value are recognised in accordance with the following criteria:

•      For fair value hedges, changes in the value of both the hedge contracts and the hedged assets and/or liabilities are recognised directly in the income statement.

•      For cash flow hedges, changes in valuation arising in the effective portion of the hedge are deferred in equity under “Valuation adjustments – Hedging reserve”. These valuation adjustments recorded in equity are taken to the income statement when the hedged transaction results in gains or losses or upon maturity of the hedged transaction.

•      Hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges, deferring in equity the gain or loss on the effective portion of the hedging instrument.

The Group measures hedge effectiveness only on the basis of changes in the intrinsic value of the derivatives, excluding the time value. Changes in the time value are recognised directly under financial expenses in the income statement. In 2007 these expenses amounted to €2,058 thousand.

Changes in the fair value of derivative instruments that do not meet the criteria for hedge accounting are recognised in the income statement as they occur.

4.8 Non-current assets held for sale

Non-current assets are classified at held for sale when their carrying amount is expected to be recovered through their disposal, when disposal is highly probable and the asset is available for immediate sale in its current state, and when the sale will foreseeably be concluded within one year from the date of classification.

Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

The amortisation or depreciation of non-current assets held for sale is discontinued when they are classified as such.

4.9 Inventories

Inventories of raw materials and merchandise are stated at the lower of weighted average cost and net realisable value.

Work in progress and finished goods are valued at the lower of production cost and net realisable value. Production cost is the cost of raw and other materials consumed plus the applicable portion of direct and indirect manufacturing overheads. Net realisable value represents the estimated selling price less all estimated sale and distribution costs.

The Altadis Group assesses the net realisable value of inventories and makes the appropriate provisions when the cost exceeds the net realisable value.

4.10 Current / non-current

Receivables and payables are classified as current if maturing within twelve months and non-current if maturing more than twelve months from the consolidated balance sheet date.

4.11 Severance costs

Under current labour legislation and as stipulated in certain labour contracts, Group companies are liable to pay indemnities to employees terminated under certain conditions.

When a formal restructuring plan is approved by the directors, made public and notified to the employees, or upon informing an employee of an individual redundancy, the Group makes the appropriate provisions to meet future payments arising from implementing the plan or redundancy, based on the best estimates of these costs as established in actuarial studies (see note 28).

4.12 Pension and other commitments to employees

The main Group companies have undertaken to supplement the social security benefits received by certain groups of employees, mainly in the event of retirement, disability or death.

In general, the commitments relating to serving and retired employees in these groups are defined contribution commitments that have been externalised through pension plans and insurance policies. The Group’s contributions to these plans are recorded under personnel expenses, while amounts payable are recognised under other non-current liabilities or current liabilities, based on the maturity date.

French Group companies assign a percentage of their profits for each year to compensation for employees, in accordance with current legislation. Each company externalises these amounts in certain marketable securities in the name of the employee, which the employees generally cannot sell for a period of five years. The expense incurred on these contributions amounted to €14,966 thousand and €21,465 thousand in 2007 and 2006, respectively, and has been recorded under personnel expenses in the accompanying consolidated income statement.

The collective labour agreements or current agreements between certain consolidated companies (mainly Altadis, S.A., SEITA and Altadis Maroc) and certain groups of employees stipulate the companies’ obligation to make a one-time set payment on retirement or termination, provided certain conditions, relating generally to the date the employee was hired and his/her years of service, are met. These commitments are generally externalised.

Altadis USA, Inc. is obliged to make certain periodic pension payments to its employees from the date on which they retire. These commitments are measured using actuarial criteria and are recorded at the current value of the accrued obligations, net, where appropriate, of the fair value of the affected assets. The commitment (cost of the benefits) is measured using the projected credit unit method, with actuarial valuations being made at each balance sheet date. The corresponding provisions are recorded under provisions in the accompanying consolidated balance sheet (see note 28).

In accordance with IAS 19, the Group has elected to recognise actuarial gains and losses directly in equity (see notes 2.2 and 28).

4.13 Share-based payments

As indicated in note 34, the Parent Company and the subsidiaries Logista and SEITA have various share-based payment schemes.  As all share-based payment schemes in existence at the date of transition to IFRS were granted prior to 7 November 2002, the Group decided not to apply IFRS 2 to these share option schemes.

In 2005 the boards of directors of Altadis and Logista each approved a free shares plan for employees, to be carried out in three phases. The first, second, and third phases were implemented in 2005, 2006 and 2007, respectively. As these plans entail the physical delivery of shares, the Group has calculated the fair value of each share at the date the rights are granted, bearing in mind the specific characteristics of each plan. The fair value of the different plans (Phases I, II and III) amounts to €34,669 thousand.

In accordance with the regulations governing the aforementioned free shares plan, in the event of a change in control of the Group (as with the acquisition by Imperial Tobacco, disclosed in note 39), the plan shall be settled in advance through cash payments. Consequently, the Group has recognised an additional personnel expense of €20,755 thousand against reserves for the early vesting of rights held by employees. Likewise, and based on the estimated cash amounts payable to employees, the Group has made a provision, with a charge to reserves, of €18,874 thousand under other current liabilities.

In the case of Altadis, S.A., the majority of these plans have been hedged through equity swaps (see note 16), which have been recorded as indicated in note 4.7.1.

4.14 Provisions

The Group makes provision for the estimated amounts required to meet liabilities arising from litigation underway, indemnity payments or obligations, and collateral and guarantees extended by Group companies which entail a legal or implicit payment obligation for the Group, providing the amount of such liabilities can be measured reliably.

4.15 Factoring and securitisation contracts

The Group enters into certain factoring and securitisation contracts with banks on accounts receivable. The Group derecognises its accounts receivable only if considers that the risks and benefits associated with the receivables have been substantially transferred.

4.16 Foreign currency

The consolidated financial statements of the Altadis Group are presented in euros. Consequently, all non-euro balances and transactions are considered foreign currency balances and transactions.

Transactions in foreign currencies are accounted for in euros at the exchange rates prevailing at the transaction date. Exchange gains or losses on settlement of foreign currency transactions are recognised in the consolidated income statement when they arise.

Balances receivable and payable in foreign currency at year end are expressed in euros at the rate of exchange at 31 December 2007. Gains and losses loss arising from this adjustment are recognised in the income statement for the year.

4.17 Recognition of income and expenses

Income and expenses are recognised on an accruals basis, irrespective of collections and payments. Specifically, income is calculated at the fair value of the payment to be received and represents the amounts receivable for the goods delivered and the services provided in the course of the company’s activities, less discounts, VAT, excise tax on tobacco products and other sales taxes.

Pursuant to the regulations in the main countries in which it operates, the Group pays excise taxes on the tobacco products it sells, which are passed on to customers. The Group does not record excise taxes as income or expenses. These taxes amounted to approximately €28,156,005 thousand and €26,942,221 thousand in 2007 and 2006, respectively.

In compliance with IAS 18, in purchase and sale transactions on which the Group receives commission, regardless of the legal form of such transactions, only commission income is recognised. Distribution and sales commission is included in net sales. The Group recognises income or expenses on transactions involving products sold on consignment (mainly stamps, official forms and certain tobacco products) at the date of the sale.

Interest income and expenses are accrued on the basis of the outstanding principal and the effective interest rate charged.

Dividends received on investments are recognised when the shareholders’ rights to receive payment have been established.

4.18 Income tax

The expense for income tax for the year is calculated on the basis of profit reporting for accounting purposes in each company, adjusted for permanent differences with fiscal criteria (taxable income), and taking into consideration any applicable credits and deductions. Income tax rates are those prevailing at the balance sheet date.

Deferred tax assets and liabilities are accounted for using the balance sheet liability method, in relation with the temporary differences arising between the carrying amount and the tax base of assets and liabilities.

Deferred tax assets and liabilities are calculated at the tax rates prevailing at the balance sheet date and that are expected to apply to the period when the asset is sold or the liability is settled. Deferred tax assets and liabilities are recognised as income or expense in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognised directly in equity.

Deferred tax assets and tax credits in respect of loss carryforwards are recognised when future recovery is probable, regardless of the timing of recovery. Deferred tax assets and liabilities are carried at their original value and classified as non-current assets or liabilities in the balance sheet.

The Group records deferred tax arising from the deductibility for tax purposes of the amortisation of certain goodwill generated on the acquisition of companies.

Deferred tax assets and liabilities are reviewed at each reporting date and any corrections necessary are made. In this respect, Personal Income Tax Law 35/2006 of November 2006, partially modifying the income tax, non-resident and wealth tax laws established a two-year reduction in the income tax rate, which until 31 December 2006 was 35%, as follows:

Tax periods beginning on or after	Tax rate

1 January 2007	32.5%
1 January 2008	30%

As a result, bearing in mind the year in which the reversal is likely, in 2006 the Group recalculated deferred tax assets and liabilities recognised in the consolidated balance sheet and booked a net of €24,949 thousand euros under income tax expense in the consolidated income statement.

Income tax represents the sum of the income tax expense for the year and the result of recording deferred tax assets and liabilities (see note 29).

4.19 Consolidated cash flow statements

The Group reports its consolidated cash flows using the indirect method and the terms defined below:

•           Cash flows: inflows and outflows of cash and cash equivalents; the latter being short-term, highly liquid investments subject to a low risk of changes in value.

•           Operating activities: regular activities engaged in by companies forming part of the consolidated group, as well as other activities that cannot be classified as investing or financing activities.

•           Investing activities: the acquisition, sale or disposal of non-current assets and other investments not included in cash and cash equivalents.

•           Financing activities: activities that result in changes in equity and financing liabilities.

5.      Earnings per share

Basic earnings per share are calculated by dividing profit for the year attributed to the Group (after taxes and minority interest) by the daily average number of shares in circulation during the year, excluding the average number of treasury shares held.

Earnings per share are calculated as follows:

	2007	2006

Net profit for the year (thousands of euros)	404,299	452,667
Daily average no. of outstanding shares (thousands of shares)	254,577	264,268
Average number of treasury shares held (thousands of shares)	(1,981)	(5,025)
	252,596	259,243
Earnings per share (euros)	1.60	1.75

At 31 December 2007 and 2006, there were no dilutive effects on earnings per share.

6.      Property, plant and equipment

Movements in 2007 and 2006 are as follows:

	Thousands of euros
			Changes		Translation
			in the		differences,
	Balance at	Additions or	consolidated	Disposals or	transfers	Balance at
2007	01-01-07	allowances	Group	write-downs	and other	31-12-07

Cost:
Land and buildings	753,751	12,195	(3,126)	(56,045)	(13,932)	692,843
Plant and machinery	1,226,945	15,922	(1,275)	(97,236)	12,532	1,156,888
Other installations, equipment and furniture	178,213	5,202	(333)	(7,716)	2,726	178,092
Other assets	353,168	14,137	(117)	(11,189)	20,141	376,140
P,P&E under construction	65,602	115,875	—	(13,761)	(94,973)	72,743
	2,577,679	163,331	(4,851)	(185,947)	(73,506)	2,476,706

Accumulated depreciation:
Buildings	(354,267)	(20,995)	1,048	11,371	13,836	(349,007)
Plant and machinery	(953,292)	(64,029)	1,044	96,867	21,882	(897,528)
Other installations, equipment and furniture	(121,138)	(11,825)	139	7,220	6,292	(119,312)
Other assets	(253,188)	(23,085)	107	9,386	(3,958)	(270,738)
	(1,681,885)	(119,934)	2,338	124,844	38,052	(1,636,585)
Impairment losses	(13,248)	(2,643)	—	1,885	6,712	(7,294)
Total	882,546	40,754	(2,513)	(59,218)	(28,742)	832,827

	Thousands of euros
			Changes		Translation
			in the		differences,
	Balance at	Additions or	consolidated	Disposals or	transfers	Balance at
2006	01-01-06	allowances	Group	write-downs	and other	31-12-06

Cost:
Land and buildings	802,107	6,021	732	(60,029)	4,920	753,751
Plant and machinery	1,308,570	19,459	(33,561)	(84,447)	16,924	1,226,945
Other installations, equipment and furniture	170,107	6,535	(3,636)	(6,431)	11,638	178,213
Other assets	381,473	9,298	(3,300)	(43,439)	9,136	353,168
P,P&E under construction	65,642	92,300	—	(330)	(92,010)	65,602
	2,727,899	133,613	(39,765)	(194,676)	(49,392)	2,577,679

Accumulated depreciation:
Buildings	(346,074)	(28,950)	(512)	11,821	9,448	(354,267)
Plant and machinery	(998,933)	(64,952)	18,114	75,458	17,021	(953,292)
Other installations, equipment and furniture	(114,169)	(13,773)	2,415	5,505	(1,116)	(121,138)
Other assets	(280,030)	(25,110)	4,129	43,048	4,775	(253,188)
	(1,739,206)	(132,785)	24,146	135,832	30,128	(1,681,885)
Impairment losses	(17,679)	(6,814)	—	7,189	4,056	(13,248)
Total	971,014	(5,986)	(15,619)	(51,655)	(15,208)	882,546

Additions

The most significant additions in 2007 and 2006 relate to plant improvements and increases in capacity as part of the Group’s ordinary business activity.

Disposals

Disposals in 2007 and 2006 mainly relate to the derecognition of fully depreciated items (principally machinery) and the sale of land and buildings (former Altadis S.A. plants and the sale of buildings not being used in Aldeasa in 2006, and the sale of a plant by Altadis Maroc in 2007) (see note 32a).

Assets held under finance leases

The primary asset acquired under a finance lease is the building housing the Group’s registered offices in Madrid. The building has been recognised under land and buildings for a gross amount of €42,281 thousand.

Other disclosures

At 31 December 2007 the Group’s directors estimate the recoverable value of assets is greater than the carrying amount.

At 31 December 2007 fully depreciated plant, property and equipment in use amounts to €910,251 thousand (€900,866 thousand at 31 December 2006).

The Group has contracted insurance policies to cover any potential risks to property, plant and equipment, as well as any potential claims that could be filed in connection with their use. The directors consider that these policies are sufficient to cover any pertinent risks.

7.      Investment property

The variations recorded in 2007 and 2006 in this caption in the consolidated balance sheets were as follows:

	Thousands of euros
		Accumulated	Impairment
	Cost	depreciation	losses	Net

Balance at 1 January 2006	50,161	(22,817)	(3,180)	24,164
Additions	—	(504)	—	(504)
Reductions or disposals	(17,597)	10,322	939	(6,336)
Asset transfers	1,522	(2,665)	—	(1,143)
Balance at 31 December 2006	34,086	(15,664)	(2,241)	16,181

Reductions or disposals	(194)	8	2,241	2,055
Asset transfers	(2,253)	(5,765)	—	(8,018)
Balance at 31 December 2007	31,639	(21,421)	—	10,218

The Group’s investment property mainly comprises buildings from former cigar and cigarette factories currently closed for business and available for sale, although such sales are not expected to transpire in the short term.

The fair value of the Group’s investment property is higher than its carrying value at 31 December 2007.

8.      Goodwill

The variations recorded in 2007 and 2006 in this caption in the accompanying consolidated balance sheets were as follows:

	Thousands of euros
	2007	2006

Balance at the beginning of the year	2,749,505	2,863,811
Additions	2,011	1,401
Changes in the consolidated group and percentage interest held	26,485	(18,789)
Translation differences arising in the year	(75,336)	(72,093)
Impairment losses	(95,819)	(24,825)
Balance at the end of the year	2,606,846	2,749,505

The most significant variations in 2007 and 2006 were as follows:

2007

The main variation in goodwill for the year relates to the increase in the percentage interest held in 800 JR Cigars, which generated additional goodwill of €29,330 thousand (see note 2.8.5.a).

2006

There were no significant additions or disposals in 2006, although the Aldeasa goodwill was definitively assigned during that year, with a resulting deduction of €17,814 thousand.

The detail of “Goodwill” in the consolidated balance sheets at 31 December 2007 and 2006 by the company from which it arose is as follows:

	Thousands of euros
	2007		2006
	Cost	Impairment losses	Cost	Impairment losses

Consolidated entities
SEITA	152,620	—	152,620	—
Logista	21,805	—	21,805	—
Altadis Maroc	1,147,248	—	1,171,358	—
TCI	10,408	—	10,408	—
ITI Cigars Subgroup
Empor	1,076	—	718	—
Emporlojas	146	—	146	—
ITB Corporation	5,824	—	5,572	—
TCI Subgroup
800 JR Cigars	29,330	—	—	—
MC Management	2,343	—	2,343	—
Tabacalera de García	28,063	—	31,367	—
La Flor de Copán	3,187	—	3,563	—
Urex Inversiones Subgroup
Tabacmesa	—	—	1,205	—
Logista Subgroup
Logista Italia	660,620	—	662,052	—
Terzia	2,305	—	2,305	—
Dronas 2002	38,752	—	38,489	—
Comercial de Prensa SIGLO XXI	1,619	(1,619)	1,619	—
Grupo Sabaté	5,464	(5,464)	6,970	—
Additional goodwill acquired by Logista	4,760	(2,102)	4,457	—
SEITA Subgroup
Altadis USA	296,516	—	331,582	—
Balkan Star	142,202	(108,184)	147,554	(24,754)
Supergroup Distribution	19,778	(11,700)	19,778	(11,700)
Altadis Polska	27,682	(10,156)	25,966	(9,527)
Altadis Luxembourg	12,638	—	12,638	—
Altadis Finland	3,238	—	3,239	—
LPM Promodem	4,793	—	4,793	—
Societé Allumettiere FranVaise (SAF)	761	—	761	—
Philippine Bobbin Corporation Cigars	681	—	641	—
Metavideotex Distribution	453	—	453	—
RP Diffusion	8,097	(3,803)	8,097	(3,802)
Additional goodwill acquired by SEITA	1,725	(1,635)	91	—
	2,634,134	(144,663)	2,672,590	(49,783)
Joint ventures
Aldeasa Subgroup	63,428	—	67,166	—
ITI Cigars Subgroup:
Corporación Habanos Subgroup	53,124	—	58,612	—
Internacional Cubana de Tabaco	823	—	920	—
	117,375	—	126,698	—
Total goodwill	2,751,509	(144,663)	2,799,288	(49,783)

Group management has implemented a yearly procedure to identify potential impairment losses if the cost recorded exceeds the recoverable value of goodwill. This impairment test is performed as follows:

•      The recoverable values are calculated for each cash-generating unit, taking into account the higher of value in use and fair value.

•      Each year, the management of each business unit prepares a three-year business plan by market and business activity for each cash-generating unit. The plan mainly includes:

•      Profit and loss forecasts

•      Investment and working capital forecasts

The forecasts are prepared on the basis of past experience and best estimates, which are consistent with external information.

•      The business plans are reviewed and subsequently approved by the executive committee and the board of directors.

•      Other variables taken into account include:

•      Discount rate to be applied, defined as the weighted average cost of capital and calculated by taking into account mainly the cost associated with liabilities and the specific risks related to assets. The discount rate used was between 7.29% and 13.83% in 2007 and between 6.39% and 14.03% in 2006.

•      The cash flow growth rate used to extrapolate projected cash flows beyond the budget and forecast periods. This growth rate was between 0% and 1% for mature markets and between 1% and 2% for emerging markets in both 2007 and 2006.

At 31 December 2007 the carrying amounts of goodwill and intangible assets with indefinite useful lives, by cash-generating units, were as follows:

	Thousands of euros
	Goodwill	Other intangible assets with indefinite life (note 9)	Total

SEITA (Cigarettes, Cigars and Logistics)	152,620	—	152,620
Logista Subgroup	726,140	117	726,257
Altadis Maroc (Cigarettes and Logistics)	1,147,248	235,012	1,382,260
Cigars USA	296,516	113,130	409,646
Balkan Star (Cigarettes)	34,018	—	34,018
Cigars Habanos	60,993	113,382	174,375
Aldeasa	63,428	—	63,428
Other	125,883	4,107	129,990
Balance at 31 December	2,606,846	465,748	3,072,594

In 2007 the Group recognised, mainly, impairment losses of €85,000 thousand in goodwill from Balkan Star and €9,185 thousand in connection with subsidiaries in the Logista subgroup (mainly in respect of goodwill of the Sabaté Group and Comercial de Prensa Siglo XXI).

The Group considers the operations carried out in Russia by the subsidiary Balkan Star as a cash-generating unit. Balkan Star makes and sells cigarettes in the Russian market. In 2007 the Group has recognised the above-mentioned impairment loss in this cash generating unit due to a drop in expected profits, mainly following market changes and stricter regulations in terms of prices and taxes. The Group has calculated the fair value of the cash-generating unit based on its value in use, applying a discount rate of 10.32% (9.66% in the estimate of value in use in 2006). In 2006, the Group recorded impairment losses of €24,754 thousand in goodwill from Balkan Star.

The directors of the Parent Company consider that the business plan on which the above-mentioned impairment losses were based represents the most probable future scenario of the Group’s operations in Russia, to date.

Movements in impairment losses of goodwill in 2007 and 2006 are as follows:

	Thousands of euros
	2007	2006

Balance at 1 January	(49,783)	(24,958)
Charges to the income statement	(95,819)	(24,825)
Translation differences and others	939	—
Balance at 31 December	(144,663)	(49,783)

The directors of the Parent Company consider that, in accordance with the estimates and forecasts available, the Group’s forecasted income from these companies is sufficient to ensure recovery of the net carrying amount of goodwill. At the date of these financial statements and bearing in mind the change in control of the Altadis Group (see note 39), the directors consider that there are no fundamental causes for recording additional impairment losses from those already booked at 31 December 2007.

9.      Other intangible assets

The variations in “Intangible assets” in 2007 and 2006 are as follows:

	Thousands of euros
			Changes in
		Additions	the
	Balance at	or	consolidated	Disposals or		Translation	Balance at
2007	01-01-07	allowances	group	write-downs	Transfers	differences	31-12-07

Cost:
With indefinite useful lives
Trademarks	493,718	2,014	—	—	1,377	(31,361)	465,748

With finite useful lives
Concessions, rights and licenses	392,801	1,989	—	(37,372)	1,887	(16,018)	343,287
Computer software and other intangible assets	133,734	12,447	(66)	(1,487)	17,981	18	162,627
	1,020,253	16,450	(66)	(38,859)	21,245	(47,361)	971,662
Accumulated amortisation:

Concessions, rights and licenses	(150,532)	(32,798)	—	384	537	6,703	(175,706)
Computer software and other intangible assets	(80,631)	(19,471)	64	1,204	(2,233)	(24)	(101,091)
	(231,163)	(52,269)	64	1,588	(1,696)	6,679	(276,797)
Impairment losses	(10,875)	—	—	10,239	—	—	(636)
Total	778,215	(35,819)	(2)	(27,032)	19,549	(40,682)	694,229

	Thousands of euros
			Changes in
		Additions	the
	Balance at	or	consolidated	Disposals or		Translation	Balance at
2006	01-01-06	allowances	group	write-downs	Transfers	differences	31-12-06

Cost:
With indefinite useful lives
Trademarks	528,151	—	—	(62)	(935)	(33,436)	493,718

With finite useful lives
Concessions, rights and licenses	403,942	39,884	—	(935)	(33,366)	(16,724)	392,801
Computer software and other intangible assets	124,455	8,880	(941)	(1,789)	3,141	(12)	133,734
	1,056,548	48,764	(941)	(2,786)	(31,160)	(50,172)	1,020,253
Accumulated amortisation:

Concessions, rights and licenses	(120,420)	(47,358)	338	966	10,015	5,927	(150,532)
Computer software and other intangible assets	(65,516)	(18,195)	234	1,655	1,161	30	(80,631)
	(185,936)	(65,553)	572	2,621	11,176	5,957	(231,163)
Impairment losses	(11,309)	(8)	—	—	442	—	(10,875)
Total	859,303	(16,797)	(369)	(165)	(19,542)	(44,215)	778,215

Trademarks are associated with cash-generating units and are tested for impairment losses as described in note 8.

Concessions, rights and licenses mainly comprise the following:

•      Concession for the monopoly of wholesale import and distribution of tobacco in Morocco. This asset is amortised over the term of the concession contract. The concession was initially granted for 4.5 years from the date of acquisition (July 2003). However, in 2006 the concession was extended to 31 December 2010 following the acquisition of a further 20% of Altadis Maroc, for which the Group allocated an additional €38,239 thousand.

•      Other concessions and rights (Corporación Habanos), which are amortised over a period of 20 years (starting in 2002).

•      Aldeasa, S.A.’s concessions to operate stores in domestic and international airports. The amortisation period ranges from two to nine years. In 2007 Aldeasa, S.A. renewed concessions to operate stores in Spanish airports other than Madrid-Barajas until 31 December 2009.

Disposals for the year mainly relate to the sale of the Group’s rights in Nicot Participations regarding certain tax incentives, the cost of which amounted to €25,702 thousand.

All recorded intangible assets have been acquired by the Group from third parties.

Fully amortised intangible assets in use amount to approximately €65,659 thousand and €38,451 thousand at 31 December 2007 and 2006, respectively.

At 31 December 2007 none of the Group’s intangible assets showed any indications of impairment. As the directors consider that the recoverable value of these assets is greater than the carrying amount, no provisions have been recorded for impairment losses.

10.       Investments in associates accounted for using the equity method and in proportionately-
consolidated joint ventures

Details in 2007 and 2006 are as follows:

	Thousands of euros
				Share in		Translation
	Balance at			profit/(loss)	Dividends	differences	Balance at
2007	01-01-07	Additions	Disposals	for the year	Distributed	and other	31-12-07

Direct interest:
Tabaqueros Asociados	916	—	—	563	(400)	—	1,079
Tabacos Elaborados	1,319	—	—	824	(586)	—	1,557
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	12,217	—	—	885	(644)	—	12,458
Unión Ibérica de Radio	5,570	—	(5,230)	(340)	—	—	—
ALDEASA Subgroup	2,147	—	—	176	(156)	—	2,167
Logista Subgroup	838	—	—	272	(265)	—	845
SEITA Subgroup:
Intertab	657	—	—	(173)	—	(15)	469
LTR Industries	10,390	—	—	6,612	—	—	17,002
MITSA	258	—	—	394	—	—	652
Total	34,312	—	(5,230)	9,213	(2,051)	(15)	36,229

	Thousands of euros
				Share in		Translation
	Balance at			profit/(loss)	Dividends	differences	Balance at
2006	01-01-06	Additions	Disposals	for the year	Distributed	and other	31-12-06

Direct interest:
Tabaqueros Asociados	967	—	—	416	(467)	—	916
Tabacos Elaborados	1,392	—	—	611	(684)		1,319
MTS	1,946	—	(1,946)	—	—	—	—
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	11,662	—		827	(272)	—	12,217
Unión Ibérica de Radio	5,093	—	—	478	—	(1)	5,570
Inversiones Tabaqueras Internacionales (ITI Cigars) Subgroup:	266	—	(38)	—	—	(228)	—
ALDEASA Subgroup	1,048	656	—	536	(93)	—	2,147
Logista Subgroup	482	12	—	577	(233)	—	838
SEITA Subgroup:
Intertab	1,320	—	—	91	(725)	(29)	657
LTR Industries	8,040	—	—	5,212	(2,862)	—	10,390
MITSA	760	—	—	234	(736)	—	258
Total	32,976	668	(1,984)	8,982	(6,072)	(258)	34,312

The most significant financial information regarding main interests in associates is as follows:

	Thousands of euros
	Assets		Equity		Net sales
	31-12-07	31-12-06	31-12-07	31-12-06	31-12-07	31-12-06

Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	71,463	73,463	58,688	58,610	38,310	39,952
Unión Ibérica de Radio	—	15,706	—	13,109	—	4,335

SEITA Subgroup:
Intertab	3,844	3,449	1,263	2,111	13,241	10,447
LTR Industries	95,445	93,862	60,721	13.492	106,011	92,663
MITSA	5,703	6,300	1,438	1,079	6,790	6,095

Appendix I includes a list of main interests held in associates, along with the name, registered offices and principal activity of the associates, the percentage interest held by the Group, and other financial information.

The most significant financial information regarding the main interests in joint ventures is as follows (considering a 100% share):

	Thousands of euros
2007	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Income	Expenses

Corporación Habanos Subgroup	347,366	533,749	143,057	88,707	310,321	253,967
Aldeasa Subgroup	155,449	480,127	146,233	170,134	762,350	731,390

	Thousands of euros
2006	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Income	Expenses

Corporación Habanos Subgroup	266,596	612,053	135,079	91,654	409,283	337,053
Aldeasa Subgroup	138,357	538,101	145,538	239,490	669,570	668,630

11.       Financial assets

11.1   Available-for-sale financial assets

Movements in 2007 and 2006 are as follows:

	Thousands of euros
2007	Balance at 01.01.07	Additions and transfers	Disposals	Balance at 31-12-07

Cost:
Iberia L.A.E.	168,764	—	(168,764)	—
Other	4,162	(4,162)	—	—
Total	172,926	(4,162)	(168,764)	—

	Thousands of euros
2006	Balance at 01.01.06	Additions and transfers	Disposals	Balance at 31-12-06

Cost:
Iberia L.A.E.	140,074	28,690	—	168,764
Other	5,880	—	(1,718)	4,162
Total	145,954	28,690	(1,718)	172,926

On 22 November 2007 Logista sold 61,165 thousand shares representing 6.42% of the share capital of Iberia L.A.E. for €3.60 each. This price may be increased if the buyer sells or purchases certain shares or participates in a takeover bid, at a higher price, within twelve months from the transaction date. This contingent asset has not been recognised at 31 December 2007. As a consequence of the aforementioned transaction, the Group has recorded through profit and loss €81,766 thousand (see note 32a). Of this amount, €39,475 thousand, before taxes and minority interests, had been recognised previously in equity.

At 31 December 2006, Iberia L.A.E. shares were quoted at €2.79 per share.

11.2   Other non-current financial assets

The variations recorded in 2007 and 2006 in this caption were as follows:

	Thousands of euros
	Balance at		Changes in	Disposals or	Transfers	Translation	Balance at
2007	01-01-07	Additions	scope	write-downs	and other	differences	31-12-07

Cost:
Long-term loans	51,011	1,339	(59)	(8,593)	(6,426)	(1,554)	35,718
Long-term deposits and guarantees	25,400	6,856	—	(1,485)	(1,471)	(1,228)	28,072
Other investments	4,815	2,189	(48)	(2,582)	12,021	(481)	15,914
	81,226	10,384	(107)	(12,660)	4,124	(3,263)	79,704
Provisions	(16,275)	(680)	—	1,941	(8,034)	177	(22,871)
Total	64,951	9,704	(107)	(10,719)	(3,910)	(3,086)	56,833

	Thousands of euros
	Balance at		Changes in	Disposals or	Transfers	Translation	Balance at
2006	01-01-06	Additions	Scope	write-downs	and other	differences	31-12-06

Cost:
Long-term loans	58,856	5,055	1,008	(7,460)	(4,708)	(1,740)	51,011
Long-term deposits and guarantees	21,085	7,733	122	(678)	(1,877)	(985)	25,400
Other investments	4,225	1,029	—	(28)	(10)	(401)	4,815
	84,166	13,817	1,130	(8,166)	(6,595)	(3,126)	81,226
Provisions	(18,881)	—	—	2,392	18	196	(16,275)
Total	65,285	13,817	1,130	(5,774)	(6,577)	(2,930)	64,951

Long-term loans

Loans granted are mainly to personnel and third parties and to finance the tobacco industry. Details of loans by maturity and interest rate are as follows:

		Maturity
	Balance at							Average
	31-12-07	2008	2009	2010	2011	2012	Thereafter	interest rate

Loans to personnel
In foreign currency	11,764	1,269	1,226	1,185	1,141	1,226	5,717	4%
Loans to the tobacco industry
In foreign currency	8,676	—	2,610	2,568	3,498	—	—	Libor+0.65%
Loans to third parties (*)
In euros	13,347	—	13,347	—	—	—	—
In foreign currency	1,931	—	1,931	—	—	—	—
Total	35,718	1,269	19,114	3,753	4,639	1,226	5,717

(*) Loans to third parties are fully provided at 31 December 2007.

11.3 Current financial assets at fair value

The detail of this caption in the consolidated balance sheets at 31 December 2007 and 2006 is as follows:

	Thousands of euros
	2007	2006

Current deposits and other assets	—	30,796
Derivatives at fair value (see note 26)	25,873	27,366
	25,873	58,162

“Current deposits and other assets” mainly included at 31 December 2006 investments made by the Group in deposits which availability is not inmediate.

11.4 Other current financial assets

The detail of this caption in the consolidated balance sheets at 31 December 2007 and 2006 is as follows:

	Thousands of euros
	2007	2006

Loans to third parties	42,036	41,845
Insurance funds	12,099	35,136
Short-term deposits and guarantees	1,554	1,784
Other	2,808	117
Provisions	(8,504)	(8,321)
	49,993	70,561

At 31 December 2007 loans to third parties are primarily for financing the tobacco industry and amount to €28,411 thousand (€28,142 thousand in 2006). The average interest rate on the loans in 2007 and 2006 was Libor+0.65% and Libor+0.625%, respectively.

Insurance funds mainly relates to a liquid investment with various insurance companies. This investment earns variable interest at an average rate of 3.48% in 2007 (3.37% in 2006).

12.       Inventories

Details of the Group’s inventories at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007	2006

Raw materials and other supplies	537,054	547,058
Work in progress	56,745	71,329
Finished goods	338,143	349,432
Merchandise	1,048,316	1,069,610
Provisions	(43,377)	(52,765)
	1,936,881	1,984,664

13.       Trade and other receivables

Details at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007	2006

Trade receivables from sales and services	2,114,404	2,278,155
Associates and related companies (see note 36)	5,490	7,589
Other receivables	292,143	216,388
Personnel	3,169	3,511
Advances to suppliers	30,352	31,751
Less – Provisions for bad debts	(45,644)	(56,364)
	2,399,914	2,481,030

Trade receivables from sales and services

Trade receivables from sales and services mainly comprises balances receivable on the last sale for the year of tobacco, stamps and official forms, payment for which falls due during the first days of the following year. The caption also includes excise taxes on tobacco products and VAT on the sale of tobacco, as these items are not included in net sales (note 4.17).

The average collection period ranges between 10 and 45 days. In general, no interest is accrued on balances during this period.

The Group makes provision for bad debts on the basis of a specific analysis.

Group management considers that the carrying amount of trade and other receivables does not differ significantly from the fair value.

Other receivables

Other receivables mainly comprise excise taxes on tobacco products accrued at year end, which have not yet been passed on to customers.

Advances to suppliers

Advances to supplies comprise the portion of advances to proportionately-consolidated companies that has not been eliminated on consolidation. These balances amounted to €11,821 thousand and €13,826 thousand at 31 December 2007 and 2006.

14.       Cash and cash equivalents

Details at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007	2006

Cash and cash equivalents	314,341	816,775
Funds (monetary market)	178,389	152,141
Eurodeposits	45,217	13,135
SICAV (Morocco)	200,793	171,039
Other	1,616	5,734
	740,356	1,158,824

Cash and cash equivalents mainly comprise the Group’s cash, money-market mutual funds and bank deposits initially maturing in three months or less.  The Group’s cash balances and equivalent assets generated interest at an average rate of 3.89% in 2007 (2.77% in 2006).

The carrying amount of these assets is similar to the fair value.

15.       Other current assets

Other current assets at 31 December 2007 and 2006 relate to advance payments.

16.       Changes in equity, share capital and treasury shares

Movements in equity in 2007 and 2006 are as follows:

			Parent Company reserves
				Revaluation reserve	Differences on translation of share		Treasury	Reserves in	Valuation
	Share	Treasury	Legal	RD Law	capital to	Voluntary	Stock	consolidated	Adjustments	Profit for		Minority	Total
	capital	Stock	reserve	7/1996	Euros	reserves	Reserve	Companies	in equity	the year	Total	Interest	equity

Balances at 1 January 2006	161,533	(124,782)	32,307	53,461	309	4,775	104,877	302,125	(14,814)	576,615	1,096,406	227,430	1,323,836
Distribution of profit
– To reserves	—	—	—	—	—	489,330	—	(173,331)	—	(315,999)	—	—	—
– To dividends	—	—	—	—	—	—	—	—	—	(260,616)	(260,616)	(22,282)	(282,898)
Acquisition of treasury stock	—	(487,301)	—	—	—	—	—	—	—	—	(487,301)	—	(487,301)
Capital reduction
– Redemption of shares	(7,860)	485,526	(1,572)	—	—	(476,094)	—	—	—	—	—	—	—
– Reduction in par value	(128,061)	—	(25,613)	—	—	153,674	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—		—	(99,326)	—	—	(99,326)	(4,272)	(103,598)
Other variations in treasury stock	—	(14,056)	—	—	—	777	(777)	—	—	—	(14,056)	—	(14,056)
Net profit for 2006	—	—	—	—	—	—	—	—	—	452,667	452,667	56,643	509,310
Valuation adjustments	—	—	—	—	—	—	—	—	17,622	—	17,622	8,106	25,728
Actuarial gains and losses	—	—	—	—	—	—	—	(16,304)	—	—	(16,304)	—	(16,304)
Other movements	—	—	—	—	—	—	—	(19,024)	—	—	(19,024)	(3,747)	(22,771)
Balance at 31 December 2006	25,612	(140,613)	5,122	53,461	309	172,462	104,100	(5,860)	2,808	452,667	670,068	261,878	931,946
Distribution of profit
Reserves	—	—	—	—	—	34,824	—	140,161	—	(174,985)	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(277,682)	(277,682)	(21,179)	(298,861)
Acquisition of treasury stock	—	(37,540)	—	—	—	—	—	—	—	—	(37,540)	—	(37,540)
Capital reduction
Redemption of shares	(368)	141,640	—	—	—	(141,272)	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—	—	(95,082)	—	—	(95,082)	1,062	(94,020)
Other variations in treasury stock	—	(4,780)	—	—	—	104,100	(104,100)	—	—	—	(4,780)	—	(4,780)
Net profit for 2007	—	—	—	—	—	—	—	—	—	404,299	404,299	59,159	463,458
Valuation adjustments	—	—	—	—	—	—	—	—	(14,277)	—	(14,277)	(13,398)	(27,675)
Actuarial gains and losses	—	—	—	—	—	—	—	1,112	—	—	1,112	—	1,112
Other movements	—	—	(73)	—	—	73	—	(17,403)	—	—	(17,403)	(40,436)	(57,839)
Balances at 31 December 2007	25,244	(41,293)	5,049	53,461	309	170,187	—	22,928	(11,469)	404,299	628,715	247,086	875,801

Movements in share capital of the Parent Company in 2007 and 2006 are as follows:

	Number of	Par value / share
	shares	(euros)

Nº of shares and par value at 1 January 2006	269,221,426	0.60
Capital reduction through redemption of treasury stock:	(13,100,000)	0.60
Capital reduction with charge to reserves	—	(0.50)
Nº of shares and par value at 31 December 2006	256,121,426	0.10

Capital reduction through redemption of treasury stock:	(3,684,570)	0.10
Nº of shares and par value at 31 December 2007	252,436,856	0.10

On 16 July 2007 the Parent Company carried out a share capital reduction through the redemption of 3,684,570 treasury stock with a total par value of €368,457 and a €141,272 thousand reduction in reserves.

On 18 July 2006 the Parent Company carried out a share capital reduction through the redemption of 13,100,000 treasury stock with a total par value of €7,860 thousand and a €447,666 thousand reduction in reserves. On 21 July 2006, the Parent Company reduced share capital by €128,061 thousand with a charge to voluntary reserves, by reducing the par value of shares from €0.60 to €0.10 each.

At the extraordinary general meeting held on 18 December 2007, the shareholders of the Parent Company almost unanimously approved the modification of article 24 of the company by-laws concerning voting rights, eliminating the voting limits applicable to Altadis shareholders at the general meetings. The bonus paid by Altadis, S.A. to shareholders for attending the meeting amounted to €21,036 thousand (€0.10 per share). This amount was recorded directly in consolidated equity under other movements.

At 31 December 2007 all shares are of the same class and are fully subscribed and paid.

At 31 December 2007 no shareholder owned more than 10% of the share capital of Altadis, S.A. However, as mentioned in note 39, as a result of the takeover bid and subsequent squeeze out in February 2008, Imperial Tobacco Group currently holds 100% of share capital of the Parent Company.

At 31 December 2007 shares of the Parent Company were listed on the electronic trading system of the Spanish and Parisian stock exchanges. All shares have the same voting and profit-sharing rights. However, as indicated in note 39, these shares are not currently traded at the date of the preparation of these consolidated financial statements.

Treasury stock

Movements during 2007 and 2006 are as follows:

	Number of shares		Thousands of euros
	Treasury	“Equity	Cost of
	shares	Swaps”	acquisition

Balance at 1 January 2006	2,920,419	540,000	124,782
Additions	12,996,307	—	487,301
Disposals	(116,726)	—	(2,552)
Capital reduction	(13,100,000)	—	(485,526)
Share distribution plan (see note 34c)	—	412,200	16,608
Balance at 31 December 2006	2,700,000	952,200	140,613

Additions	984,570	—	37,540
Disposals	—	—	—
Capital reduction	(3,684,570)	—	(141,640)
Share distribution plan (see note 34c)	—	100,000	4,780
Balance at 31 December 2007	—	1,052,200	41,293

The average purchase price for Parent Company shares was €39.02 per share in 2007 (€37.495 per share in 2006).

As explained in note 34c, in 2005 the board of directors of Altadis, S.A. approved a three-part free shares plan. The three phases of the plan are mainly hedged with an equity swap contract between the Group and a financial entity. As a result of this contract, the Group booked a current account payable to this entity amounting to €41.3 million (see note 23). For the purpose of these IFRS financial statements, the related asset was treated as treasury stock and, therefore, is subtracted from equity.

Capital management:

The Group’s capital management policies aim to secure a financial structure optimising capital costs and ensuring a solid financial position. This policy combines the creation of value for shareholders with access to financial markets at competitive prices, in order to cover both debt financing and investment financing needs not covered through funds generated in the business.

17.       Parent Company reserves

Legal reserve

In accordance with the revised Spanish Companies Act, 10% of the Parent Company’s profit for each year must be transferred to a legal reserve until the balance of this reserve reaches at least 20% of share capital. The legal reserve may be used to increase capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. With the exception of the above, until the legal reserve exceeds 20% of share capital, it may only be used to offset losses if no other reserves are available.

The Parent Company’s legal reserve is fully provided.

Reserve for treasury stock

Under the revised text of the Spanish Companies Act, at 31 December 2006 the Parent Company created a restricted reserve for Parent Company shares held by the Group.

This reserve will be freely distributable once the circumstances warranting its creation cease to exist.

Revaluation reserve, Royal Decree Law 7/1996, of 7 June

As permitted by Royal Decree Law 7/1996 of 7 June, Altadis, S.A. revalued its property, plant and equipment for €55,113 thousand and paid a one-time 3% tax on the net amount of the revaluation.

The balance of this reserve may be applied, free of tax, to offset Altadis, S.A.’s accumulated losses, losses for the year or future losses, or to increase share capital. From 1 January 2007 amounts in this reserve are freely distributable.

18.       Reserves in fully- or proportionately-consolidated companies

Details of these reserves, by company, at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007			2006
		Translation differences			Translation differences
Company	Reserves (*)	and other	Total	Reserves (*)	and other	Total

SEITA Subgroup	108,364	22,551	130,915	10,125	26,581	36,706
Altadis Holdings USA Subgroup	(184,564)	(26,102)	(210,666)	(207,362)	(5,751)	(213,113)
Logista Subgroup	151,450	(16)	151,434	125,535	—	125,535
Urex Inversiones, S.A.	18,703	330	19,033	25,674	1,447	27,121
Corporación Habanos Subgroup	(164,311)	(35,133)	(199,444)	(171,654)	(10,318)	(181,972)
TCI Subgroup	59,041	(16,192)	42,849	55,177	(2,973)	52,204
Other companies	135,678	(61,302)	74,376	179,621	(29,786)	149,835
	124,361	(115,864)	8,497	17,116	(20,800)	(3,684)

(*)         The balances shown in the Reserves columns (mainly in the Altadis Holdings USA and Corporación Habanos Subgroups) include translation differences generated at origin which were reclassified to this heading in accordance with IFRS 1.

Reserves in consolidated companies include the retained earnings at the beginning of the year of the consolidated companies, taking into account any consolidation adjustments.

19.       Reserves at associates

Details at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007			2006
		Translation			Translation
Company	Reserves	differences	Total	Reserves	Differences	Total

SEITA Subgroup	11,217	(112)	11,105	5,679	(94)	5,585
UREX Inversiones Subgroup	2,405	—	2,405	(8,003)	—	(8,003)
Other companies	921	—	921	242	—	242
	14,543	(112)	14,431	(2,082)	(94)	(2,176)

20.       Valuation adjustments recognised in equity

This primarily includes changes in the value of available-for-sale financial investments and financial hedging instruments.

Variations in the value of available-for-sale financial assets

This includes the net amount of changes in the market value of assets classified as available for sale. The variations in this heading in 2007 and 2006 were as follows:

2007	Thousands of euros

Balance at 1 January 2007	16,563
Variation during the year (primarily IBERIA L.A.E.)	(16,563)
Balance at 31 December 2007	—

2006	Thousands of euros

Balance at 1 January 2006	786
Variation during the year (primarily IBERIA L.A.E.)	15,777
Balance at 31 December 2006	16,563

Hedging reserve

The hedging reserve reflects the net gains or losses in the value of derivatives used to hedge cash flows (see note 26).

Movements in 2007 and 2006 are as follows:

2007	Thousands of euros

Balance at 1 January 2007	(13,755)
Valuation of derivatives at fair value at year end	2,286
Balance at 31 December 2007	(11,469)

2006	Thousands of euros

Balance at 1 January 2006	(15,600)
Valuation of derivatives at fair value at year end	1,845
Balance at 31 December 2006	(13,755)

21.            Minority interests

Details of minority interests and profit attributable to minority interests, by consolidated company, are as follows:

	Thousands of euros
	2007		2006
	Minority	Profit attributable to minority	Minority	Profit attributable to minority
Company	interests	Interests	interests	interests

Logista Subgroup	230,808	54,584	211,695	44,493
TCI Subgroup	27	—	34,446	6,158
Other companies	16,251	4,575	15,737	5,992
	247,086	59,159	261,878	56,643

The drop in reserves for minority interests mainly relates to the recognition of the remaining 49% interest in the subsidiary 800 JR Cigars in connection with the crossed options (see note 2.8.5.a).

22.            Bonds and other marketable securities

Non-current

Details are as follows:

	Thousands of euros		Yearly
Item	2007	2006	interest rate	Maturity
2003 Issue
Fixed coupon
First tranche	—	600,000	4.25%	2008
Second tranche	496,119	500,000	5.125%	2013
2005 Issue
Fixed coupon
Single tranche	492,654	491,892	4%	2015
Closing balance	988,773	1,591,892

In October 2003 the board of directors partially exercised the authorisation to issue bonds granted to it by the shareholders at their general meeting. This 2003 issue, for €1,100,000 thousand, was made in 2003 through Altadis Finance, B.V. and underwritten by the Parent Company. These securities are traded on the Luxembourg Stock Exchange.

In December 2005 a second bond issue was held, in a single tranche and with a fixed 4% coupon. This issue, for a nominal amount of €500,000 thousand, was carried out through Altadis Emisiones Financieras, S.A.U.  These securities are traded on the London Stock Exchange and are also underwritten by the Parent Company.

In 2007 the Parent Company reclassified €600 million to current liabilities in connection with the first tranche of the 2003 bond issue.

Current

Details are as follows:

	Thousands of euros
Issuer	2007	2006

Altadis Financial Services, S.N.C.	170,000	473,165
2003 Issue – First tranche	599,275	—
Other	13,147	13,686
Closing balance	782,422	486,851

Altadis Financial Services, S.N.C. issues commercial paper on the money market in accordance with regulations of the Central Bank of France. Commercial paper is issued with maturities ranging from one to three months and accrues interest at Eonia plus a spread at market rates.

23.            Borrowings and other financial liabilities

Details at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007			2006
	Non-current	Current	Total	Non-current	Current	Total

Credit facilities	1,615	119,984	121,599	1,915	148,265	150,180
Loans	398,329	168,420	566,749	554,408	508,394	1,062,802
Collection rights transferred	—	464,620	464,620	—	528,806	528,806
Accrued interest and other (see notes 16 and 34c)	—	72,197	72,197	45,819	18,885	64,704
Total	399,944	825,221	1,225,165	602,142	1,204,350	1,806,492

The Group has €1,368 million and €1,345 million available for drawdown on its credit facilities at 31 December 2007 and 2006, respectively. At 31 December 2007 this amount includes €1,200 million relating to a syndicated credit facility extended to the Group against which no amounts had been drawn down at that date (€1,200 million at 31 December 2006).  The credit facilities accrued interest at an average rate of 6.1% and 3.68% in 2007 and 2006, respectively.

Details of loan balances at 31 December 2007 and 2006 are as follows:

			Thousands of euros
	Final		2007		2006
Currency	maturity	Interest rate	Non-current	Current	Non-current	Current

Euros	2008	Euribor+ 0.325%	—	23,152	—	380,857
Euros	2009	4.89%	72,000	—	72,280	—
Euros	2011	Euribor + 0.38%	75,001	12,500	110,000	—
USD	2007	—	—	—	—	15,011
USD	2008	—	—	—	9,871	—
USD	2009	Libor + 0.36%	30,908	—	24,677	—
PLN	2008	Libor + 0.35%	—	22,673	—	—
Dirhams	2010	4.46%	220,420	110,095	337,580	112,526
			398,329	168,420	554,408	508,394

At 31 December 2007 and 2006 the SEITA Subgroup financed operations in euros through the securitisation of credit rights. This financing scheme matured on 15 November 2010. Securitised credit rights amounted to €464,620 thousand and €510,300 thousand at 31 December 2007 and 2006, respectively.

Details of borrowings by maturity are as follows:

	Thousands of euros
	2007	2006

Maturity:
On demand or less than 1 year	825,221	1,204,350
1 to 2 years	227,233	165,524
2 to 3 years	122,710	238,091
3 to 4 years	50,001	124,527
4 to 5 years	—	74,000
	1,225,165	1,806,492

The directors consider that the fair value of the borrowings and other financial liabilities is similar to its carrying amount.

Some of the financial transactions referred to in this note require compliance with certain accounting and equity-related ratios. At 31 December 2007 the Group complied with all such requirements.

24.          Finance lease liabilities

Details of the Group’s finance lease liabilities at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	Present value of lease payments
	2007	2006
Finance lease payables
Nominal value of lease liabilities	47,487	50,724
Less future finance charge	(6,830)	(6,345)
Present value of lease liabilities	40,657	44,379
Less: balance due in less than 12 months (included in current liabilities)	2,963	3,847
Balance due after 12 months (included in non-current liabilities)	37,694	40,532

The Group’s main finance lease relates to Altadis, S.A.’s registered offices (see note 6).

During the year ended 31 December 2007, the average effective interest rate of lease payables was 4.65% (3.4% in 2006). Interest rates are set at the lease date. Lease payment instalments are pre-determined and there are no agreements for the payment of contingent rents. All lease liabilities are in euros.

The fair value of the Group’s finance lease liabilities does not differ significantly from the carrying amount.

The Group’s finance lease obligations are guaranteed by encumbrances made by lessees on the leased assets.

25.          Other non-current liabilities

Details at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007	2006
Valuation at fair value of hedged debt	(7,487)	3,216
Pension plan liabilities	6,221	9,186
Guarantees and deposits received	8,840	8,718
Options on 800 JR Cigars (see note 2.8.5 a)	60,121	—
Other liabilities	14,655	17,942
Total	82,350	39,062

At 31 December 2007 and 2006 pension plan liabilities comprise the long-term balance payable for externalised pension plans (see note 4.12).

26.          Derivatives

The Group uses derivatives to hedge its exposure to business, operating and cash flow risks. This includes hedging of interest rate risks, net foreign investment risk and exchange rate risks. The Group has also contracted several instruments that do not meet hedge accounting criteria. Details of all these instruments are as follows:

Foreign exchange hedges – 2007

Details of derivative contracts in force at 31 December 2007 are as follows:

					Market value
Foreign exchange hedge	Type of hedge	Currency (*)	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Currency futures	Cash flow hedge (**)	Purchase of USD	30,000	2008	—	1,071
Currency options	Cash flow hedge (**)	Sale of USD	45,000	2008	1,678	—

       (*)   USD = US Dollar

       (**) For commercial operations hedging purpose

Hedges of net investments in foreign operations – 2007

Details of derivative contracts in force at 31 December 2007 are as follows:

				Market value
Hedges of net investments in foreign operations	Currency (*)	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Futures contract	Sale of MAD	146,138	2011	1,106	—

       MAD= Moroccan Dirham

The loan in Dirhams described in note 23, equivalent to €330,515 thousand at 31 December 2007 (€450,106 thousand at 31 December 2006), is designated as a hedge of a net investment in a foreign operation.

Interest rate hedges – 2007

Details of derivative contracts in force at 31 December 2007 are as follows:

					Market value
Interest rate hedge	Type of hedge	Interest	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Interest rate cap	Cash flow hedge	4%	250,000	2008	451	—
Interest rate swap	Fair value hedge	Fixed to floating	500,000	2013	—	8,324

Derivative instruments that do not meet hedge accounting criteria – 2007

Details of derivative contracts in force at 31 December 2007 are as follows:

a) Foreign exchange derivatives

				Market value
	Currency	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Currency swap	Sale of PLN	19,480	2008	—	161
Currency swap	Sale of USD	209,700	2008	4,196	—
Currency swap	Sale of USD	135,860	2008	17,196	—
Futures contract	Sale of USD	2,174	2008	44	—
Futures contract	Sale of USD	37,987	2008	841	—
Futures contract	Sale of PLN	8,100	2008	267	—
Futures contract	Purchase of USD	2,106	2008	—	54

    (*) PLN = Polish Zloty

          USD = US Dollar

b) Interest rate derivatives

				Market value
	Currency	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Interest rate swap	USD	95,102	2008	—	469
Interest rate swap	EUR	44,863	2008	—	—
Cap option	EUR	300,000	2008	—	—
Cap option	USD	101,895	2009 and 2010	14	—

    (*) USD = US Dollar

The Group calculates the fair value of the financial instruments based on market and present value.

The total amount of financial liabilities referred to in this note is recognised under other liabilities in the accompanying balance sheet.

Foreign exchange hedges – 2006

Details of derivative contracts in force at 31 December 2006 are as follows:

					Market value
Foreign exchange hedge	Type of hedge	Currency (*)	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Currency future	Cash flow hedge (**)	Purchase of USD	75,930	2007	—	3,395
Currency options	Cash flow hedge (**)	Sale of USD	110,099	2007	5,676	—

    (*) USD = US Dollar

    (**) Due to commercial operations

Hedges of net investments in foreign operations – 2006

Details of derivative contracts in force at 31 December 2006 are as follows:

				Market value
Hedges of net investments in foreign operations	Currency (*)	Contract amount thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Futures contract	Sale of RUB	62,110	2007	—	7,490
Futures contract	Sale of MAD	149,210	2011	—	996

       (*) RUB = Russian Rouble

           MAD = Moroccan Dirham

Interest rate hedges – 2006

Details of derivative contracts in force at 31 December 2006 are as follows:

					Market value
Interest rate hedges	Type of hedge	Interest	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Interest rate cap	Cash flow hedge	N/A	250,000	2008	434	—
Interest rate swap	Fair value hedge	Fixed to floating	500,000	2013	4,614	—

Derivative instruments that do not meet hedge accounting criteria – 2006

Details at 31 December 2006 are as follows:

a) Foreign exchange derivatives

				Market value
	Currency	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Currency swap	Sale of PLN	26,225	2007	203	—
Currency swap	Sale of USD	157,403	2007	3,417	—
Currency swap	Sale of USD	224,753	2007 and 2008	10,304	—
Futures contract	Sale of USD	2,155	2007	32	—
Futures contract	Sale of USD	53,151	2007	254	—
Futures contract	Purchase of USD	17,326	2007	—	96

    (*) PLN = Polish Zloty

          USD = US Dollar

b) Interest rate derivatives

				Market value
	Interest	Contract amount (thousands of euros)	Maturity	Financial asset (thousands of euros)	Financial liability (thousands of euros)
Interest rate swap	USD	179,195	2007 and 2008	2,156	—
Interest rate swap	EUR	264,435	2007	1	—
Cap option	EUR	300,000	2008	275	—
Cap option	USD	113,895	2009 and 2010	—	221

    (*) USD = US Dollar

27.          Risk exposure

At 31 December 2007, the Corporate Finance Department manages the Group’s financial risks. This department has established mechanisms to control the Group’s exposure to interest rate, exchange rate, credit and liquidity risks through hedging operations when so required, in accordance with the Group’s financial structure and position and macroeconomic factors. The main financial risks and the corresponding Group policies at 31 December 2007 are set out below:

Credit risk

The Group’s main financial assets are cash and cash equivalents (see note 14) and trade and other receivables (see note 13), the latter of which entails insolvency and bad debtor risks. In general, cash and cash equivalents are held with entities with a strong credit rating and most trade and other receivables are secured through guarantees, credit insurance and operations with banks. The Group also sets credit limits to control these risks.

Accounts receivable from third parties mainly relate to balances due for sales to customers of own and third-party tobacco products. Third-party credit risk is not highly concentrated due both to the diversification of the Group’s financial investments and to the distribution of its trade risk over a large number of customers with short collection periods and historically low default rates.

The Group estimates that exposure to credit risk on financial assets and liabilities is not significant at 31 December 2007.

Interest rate risk

The Group’s cash and cash equivalents and financial debt is exposed to interest rates risks which could have an adverse effect on profit of the Group and cash flow. In order to reduce this risk, the Group has established policies and has contracted financial instruments to ensure that between 50% and 70% of net debt accrues interest at fixed rates.

In accordance with disclosure requirements set out in IFRS 7, the Group has performed a sensitivity analysis regarding possible changes in interest rates in the markets in which it operates. Based on this analysis, the Group estimates that a rise of 50 basis points in interest rates would lead to an increase of €4.97 million in the Group’s financial expenses.

Foreign exchange risk

The Group is exposed to fluctuations in exchange rates which may affect its sales, profits, shareholders’ equity and cash flows deriving from the following:

•                  Investments in foreign operations (mainly in Morocco, Russia, Cuba and the US)

•                  Purchases and sales in foreign currencies, mainly with respect to raw materials and exports of cigarettes sold in US dollars

•                  Transactions carried out by Group companies operating in countries whose currency is not the euro (mainly Morocco, Russia, Cuba and the US).

In order to reduce these risks, the Group has established policies and has contracted certain derivative instruments (see note 26). In particular, the Group endeavours to match its financial debt with the cash flows in various currencies. In addition, financial instruments are used to reduce exchange rate differences on transactions in foreign currencies.

The Group has performed a sensitivity analysis regarding possible fluctuations in the exchange rates in the markets and the main foreign currencies in which it operates (other than the functional currencies), namely with respect to the Dollar, Rouble and Dirham. Based on this analysis, which only took into account foreign currency financial assets and liabilities, the Group estimates that a 5% drop in exchange rates would have the following impact on equity:

5% decline	Impact on equity (millions of euros)

US Dollar	(3.9)
Rouble	(1.3)
Dirham	8,8

Liquidity risk

The Group is obligated to make payments arising from its activities, including significant amounts for excise duties and VAT which, in general, are paid in advance.

In order to guarantee liquidity and to meet all payment commitments deriving from its activities, the Group has available cash balances and the financing and credit facilities indicated in note 23. As a result of the change in control mentioned in note 39, in 2008 the Group reorganised part of its debt. In that regard, the Group cancelled the syndicated credit facility with a limit of €1,200 million, on which it had not drawn down any amounts at 31 December 2007 (see note 23). Subsequently, a new credit facility for €2,000 million was obtained from the new shareholder.

28.          Provisions

Details of provisions at 31 December 2007 and of the main movements during the year then ended are as follows:

	Thousands of euros
	Balance at 31.12.06	Allowances	Applications and reductions	Transfers	Translation differences	Balance at 31.12.07

Non-current provisions:

Restructuring plans	147,019	15,535	(17,779)	(14,674)	—	130,101
Provisions for pensions and similar obligations	52,836	5,363	(5,381)	(811)	370	52,377
Provisions for contingencies and other claims	251,474	49,970	(52,066)	1,344	(2,087)	248,635
	451,329	70,868	(75,226)	(14,141)	(1,717)	431,113
Current provisions:

Restructuring plans	61,157	—	(55,175)	14,198	—	20,180
Provisions for contingencies and other claims	21,931	41,214	(9,269)	(81)	—	53,795
	83,088	41,214	(64,444)	14,117	—	73,975

Restructuring plans

In July 2003 the Group resolved to carry out an Industrial Plan (2005 Plan) in 2004 and 2005 and reported this intention to the Spanish National Securities Market Commission (CNMV). The plan aims to streamline production structures in Spain and France, safeguard the Group’s competitiveness and contribute towards maintaining and ensuring its viability. This Industrial Plan basically envisaged the closure of nine locations in Spain and France and entailed the reduction of a number of jobs and the need to relocate part of the labour force. In 2005 the pertinent Spanish authorities approved this plan and the Company began implementing the plan in this country.

In February 2006 the Group announced its intention to continue reorganising its businesses in Spain and France (2006 Plan), eliminating another 472 jobs (239 in France and 233 in Spain). In 2006 the pertinent authorities in both Spain and France approved this plan.

Commitments with personnel or with the relevant insurance companies in connection with Plan 2005 and Plan 2006 and payable at 31 December 2007 amount to €114,456 thousand. Based on the date such payments fall due, €97,385 thousand has been recorded under non-current provisions – restructuring plans while €17,071 thousand has been booked under current provisions – restructuring plans.

Provisions for pensions, similar obligations, contingencies and other claims

At 31 December 2007 provisions for pensions and similar obligations mainly comprise amounts recorded in relation to retirement or termination bonuses established in the collective labour and similar agreements of Altadis, S.A., SEITA and Altadis Maroc. These provisions totalled €4,234 thousand, €7,789 thousand and €22,198 thousand, respectively (€4,142 thousand, €8,131 thousand and €24,045 thousand, respectively, at 31 December 2006).

This account also comprises liabilities arising on the defined benefits pension plan for Altadis USA employees. Certain plan assets have been recognised under the “other non-current financial assets” caption in the accompanying balance sheet. The actuarial valuations of these obligations and the fair value assessment of pension plan assets were carried out by independent experts. The most relevant information regarding the calculation of the actuarial liabilities arising from these commitments is as follows:

Main assumptions Altadis USA pension plan	Thousands of euros
	2007	2006

Discount rates	5.80%	5.50%
Expected rate of salary increases	4.26%	4.27%
Expected return on plan assets	8.00%	8.00%

The present value of the commitments is as follows:

	Thousands of euros
Present value of commitments	2007	2006

Commitments at the beginning of the year	64,457	65,179
Service costs	1,822	2,107
Interest cost	3,267	3,141
Actuarial gains or losses	(2,265)	(2,645)
Benefits paid	(2,121)	(2,173)
Plan amendments	—	5,642
Translation differences	(6,790)	(6,794)
Commitments at the end of the year	58,370	64,457

Assets assigned to commitments, or plan assets, are those used to directly settle commitment to employees, provided the assets are not owned by the Group, are only available to pay or finance retirement compensation, and cannot be returned to Group companies.

Details of pension plan assets are as follows:

Variations in	Thousands of euros
Altadis USA plan assets	2007	2006

Fair value of plan assets at the beginning of the year	56,130	49,765
Return on plan assets	4,500	5,718
Employee contributions	6,266	7,770
Benefits paid	(2,121)	(2,177)
Translation differences	(5,914)	(4,946)
Fair value of plan assets at the end of the year	58,861	56,130

Details of the pension plan are follows, taking into account the present value of the commitments and the fair value of the plan assets:

	Thousands of euros
	2007	2006

Present value of commitments	58,370	64,457
Fair value of plan assets	(58,861)	(56,130)
Limit on the recognition of assets (see note 2.2)	3,855	—
Unfunded obligations	3,364	8,327

Provisions for contingencies and other claims at 31 December 2007 included €170,675 thousand relating to commitments with personnel in accordance with various collective labour agreements and other employee welfare commitments.

In 2006 trade unions filed a claim against the Parent Company demanding that it provide free tobacco to employees. In July 2006, the national court of appeals ordered Altadis to pay employees a cash amount equivalent to the prevailing market value of these rights. After assessing the legal basis of the claim and of the decision issued, the Parent Company filed an appeal with the Supreme Court, arguing that prevailing Spanish legislation prohibits the free delivery of tobacco to employees and, in any event, such a dispute should be resolved in a collective labour agreement. The Group and its external legal advisors have assessed the possible financial contingencies resulting from the litigation, and the Group considers that the outcome will not have a significant effect on the accompanying financial statements.

With respect to the SEITA Subgroup, ADD, the owner of the Alain Delon trademark, unilaterally terminated the contract signed with SEITA to licence use of the trademark in the Cambodian market. As a consequence of this situation, proceedings have been initiated although it is not expected to arise any significant liability.

A former distributor of the Corporación Habanos Subgroup has filed two claims in connection with the rescission of a distribution contract between the parties. On the basis of reports from external experts contracted by the Group, the directors of the Parent Company do not expect any significant liabilities to arise in connection with these claims.

Lastly, the Group has on-going lawsuits relating to termination of a consultancy agreement with a Middle Eastern company. Based on the opinion put forward by its legal advisers and taking into account applicable legislation and the status of the proceedings, the directors of the Parent Company consider that the rulings in these lawsuits are unlikely to have a significant impact on the accompanying financial statements.

Recognition of actuarial gains and losses

As indicated in note 4.12, the Group has elected to recognise actuarial gains and losses arising from the valuation of pension and other commitments with employees directly in equity, and has recorded a pre-tax amount of €1,149 thousand in this respect in 2007 (€-15,394 thousand in 2006).

29.          Taxation

Consolidated tax group

As permitted under Section VII, Chapter VII, of the Revised Income Tax Law approved by Royal Decree-Law 4/2004, Altadis, S.A. files a consolidated tax return with all companies with tax residence in Spain in which it holds at least a 75% interest, directly or indirectly, during the period.

The remaining subsidiaries file tax returns in accordance with the tax regulations prevailing in each country.

Years open to inspection

At 31 December 2007, the consolidated tax group had years 2003 and following open to inspection for corporate income tax and last four years for all the other main taxes applicable. Tax inspections are currently being carried out on returns for 2003 to 2005, inclusive. In general, the remaining consolidated companies have open to inspection the main taxes applicable for the latest years depending on the specific legislation of each country.

Due to the possible interpretations of tax legislation, future inspections for the years open to inspection could give rise to contingent tax liabilities which cannot be objectively quantified at present.  In that regard, at 31 December 2007 a decision is pending by the Polish tax authorities in respect of inspections on documentation of certain Group exports to other countries. The Group has made a provision of €4.1 million to cover possible risks in this regard.

In addition, in 2007 the Spanish customs authorities opened an inspection of excise duties on tobacco products settled by the subsidiary Logista in 2004 and 2005. As part of these inspections, the custom authorities have initiated proceeding for the payment of additional taxes of €16,118 thousand (not including sanctions and interest, which amount to €9,084 thousand). Other Logista warehouses are also under inspection for 2004 and 2005. Given that the additional taxes raised relate to a change in the authorities’ criteria regarding the difference between tax and consumer deposits, the company has began negotiating with the Spanish customs and special tax authorities in order to clarify this situation. The company has contested and appealed the additional taxes raised and in 2007 made a provision of €24,700 to cover any liabilities which could result from the inspection underway and from a possible adverse decision in the appeals.

Nevertheless, the directors of the Parent Company consider that the likelihood that significant additional tax liabilities would arise is remote.

Tax receivable and payable

Details of tax receivable at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007	2006

Deferred tax assets
Restructuring plans	125,529	138,112
Other deferred tax assets relating to employees	123,590	133,230
Other deferred tax assets and tax credits	272,195	192,468
Total	521,314	463,810

Tax receivable (current)
VAT	125,832	120,991
Corporate Income tax prepayments	34,732	29,894
Amounts receivable from the State for the storage of decommissioned tobacco	—	3,241
Other	23,114	49,722
Total	183,678	203,848

Deferred tax assets mainly relate to provisions for restructuring plans made in prior years, which will be tax-deductible in coming years, and to deferred taxes arising from commitments with employees.

Tax credits mainly relate to tax losses and deductions pending to be applied by the Parent Company in future periods. The directors consider that future operations will generate sufficient profits to apply these tax credits and deductions.

Details of tax payable at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007	2006

Deferred tax liabilities	245,491	213,098
Total	245,491	213,098

Tax payable (current)
Excise duties on tobacco products	3,139,136	3,239,024
VAT	596,440	596,863
Income tax	61,336	67,456
Accrued social security	39,320	33,680
Personal income tax withholdings	12,566	9,845
Other payables to public entities	54,239	43,643
Total	3,903,037	3,990,511

Current balances primarily include the excise duties on tobacco products and VAT accrued in SEITA, Altadis Distribution France, Logista and Logista Italia, payable to the tax authorities.

Logista and Logista Italia and their respective financial entities have agreed that under specific conditions excise duties on tobacco products are debited from their accounts at a value date later than the actual transaction date.  Given the singular nature of these agreements, the Group accounts for this type of operation at the value date.

Reconciliation of accounting income and taxable income

The reconciliation of income tax expense for 2007 applying the prevailing general tax rate in Spain with the income tax expense recorded is as follows:

Thousands of euros

Consolidated profit before tax	743,965
Profit from associates	(9,213)
734,752

Income tax at the corresponding tax rate	258,218

Adjustments to prior years’ income tax	(5,258)
Adjustment to tax charge for changes in the tax rate	12,972
Adjustments arising on consolidation	5,645
Tax assets on taxation of gains	(33,377)
Deductions	(3,407)
Additional taxation of foreign dividends	15,554
Differences arising on recognition of tax credits	23,231
Other differences	6,929
Income tax expense for the year	280,507

Income tax charged to equity

In addition to the income tax charge recognised in the consolidated income statement, in 2007 and 2006 the Group charged the following amounts to consolidated equity:

	Thousands of euros
	2007	2006

Adjustments for reduction in the general tax rate (note 4.18)	—	208
Valuation adjustments, actuarial gain and losses, and others	8,475	(5,202)
TOTAL	8,475	(4,994)

Movement in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities in 2007 and 2006 are as follows:

	Balance at 01.01.07	Variation through profit/(loss)	Variation through equity	Changes in the tax rate	Changes in consolidation perimeter	Translation differences and others	Balance at 31.12.07
Deferred tax assets
Restructuring plans	138,112	(12,583)	—	—	—	—	125,529
Other deferred tax assets related to employees	133,230	(2, 846)	(37)	(7,975)	—	1,218	123,590
Other deferred tax assets	192,468	76,410	(1,002)	(6,615)	3,736	7,198	272,195
Total	463,810	60,981	(1,039)	(14,590)	3,736	8,416	521,314

Deferred tax liabilities	213,098	57,883	(9,514)	(1,618)	(2,560)	(11,798)	245,491

	Balance at 01.01.06	Variation through profit/(loss)	Variation through equity	Changes in the tax rate	Changes in consolidation perimeter	Translation differences and others	Balance at 31.12.06
Deferred tax assets
Restructuring plans	169,652	(11,285)	—	(16,683)	—	(3,572)	138,112
Other deferred tax assets related to employees	88,921	44,169	6,597	(6,262)	—	(195)	133,230
Other deferred tax assets	163,887	31,767	(11,591)	(4,881)	9,634	3,652	192,468
Total	422,460	64,651	(4,994)	(27,826)	9,634	(115)	463,810

Deferred tax liabilities	253,081	(23,020)	—	2,877	(10,500)	(9,340)	213,098

30.          Trade and other payables

Trade and other payables mainly include amounts payable on trade purchases and related costs. The average payment period for trade purchases is 50 days.

The Directors consider that the carrying amount of trade payables does not differ significantly from the fair value.

31.          Third-party guarantees

At 31 December 2007 the Group has guarantees from financial entities totalling €408 million (€398 million at 31 December 2006) which, in general, secure compliance with certain obligations assumed by the consolidated companies in the course of their business. At 31 December 2007 guarantees provided by the Parent Company to secure loans extended to proportionately-consolidated companies amount to approximately €120,000 thousand (€120,000 thousand at 31 December 2006), approximately one-half of which is recorded under liabilities.

32.          Income and expense

a) Income

Details for the years ended 31 December 2007 and 2006 are as follows:

	Thousands of euros
	2007	2006

Sales of goods	11,471,471	10,814,892
Sales discounts	(12,772)	(13,566)
Rendering of services	1,089,389	1,702,077
Revenue	12,548,088	12,503,403

Gains of the disposal of property, plant and equipment (*)	119,275	92,367
Other	62,318	40,518
Other operating income	181,593	132,885

(*) The majority of this balance for 2006 relates to gains on the sale of a plant in Valencia (€50,620 thousand). The majority of the gains recorded in 2007 relates to the sale of Iberia L.A.E. for €81,766 thousand (see note 11.1).

b) Financial revenues

Details are as follows:

	Thousands of euros
	2007	2006

Dividends received	2,155	1,728
Returns on marketable securities	26,984	3,009
Interest income	80,665	97,620
Excess financial provisions	2,471	18,854
Other	1,028	—
	113,303	121,211

c) Financial costs

Details are as follows:

	Thousands of euros
	2007	2006

Interest expense	225,235	202,737
Loss on disposal of financial assets	83	1,081
Losses on bad debts	16	17
Provisions for financial assets	1,864	16,842
Other	1,131	—
	228,329	220,677

Almost all financial costs recorded by the Group relates to borrowings.

d) Personnel

In 2007 and 2006 the average headcount of the Group, by gender, was as follows:

	Number of employees (*)
	2007	2006
Males	15,761	16,486
Females	11,747	11,617
Total	27,508	28,103

(*) Excluding personnel of proportionately-consolidated companies

e) Other disclosures

The fees for 2007 financial audit services and other audit services provided to Altadis Group companies by the Group auditor, Deloitte, amounted to €2,638 thousand and €250 thousand, respectively. Fees for other professional services amounted to € 997 thousand.

33.                               Segment reporting

Segment criteria

The Group’s primary segment reporting format is business segments. Secondary information is reported geographically.

Primary reporting format – business segments:

The business segments described below reflect the Altadis Group’s organisational structure at 31 December 2007 and take into account both the nature of the products and services offered and the targeted customer groups.

In 2007 the Altadis Group’s main business segments, which constitute the basis of its primary reporting, were as follows:

•                  Cigarettes

•                  Cigars

•                  Logistics

•                  Other activities

Secondary reporting format – geographical segments:

The Group operates in the European Union, the rest of Europe, other OECD countries and the rest of the world.

Basis and methodology for business segment information

The segment information provided is based on the monthly reports prepared by the Altadis Group and generated using a software application classifying transactions by business line and geographical location.

Segment revenue is revenue directly attributable to the segment plus the general group revenue that can be allocated to the segment on a reasonable basis. Segment revenue does not include financial income or gains on translation differences.

Segment results are shown before any adjustments for minority interests.

Segment assets and liabilities are those directly related to the operation of the segment plus those that are directly attributable thereto in accordance with the aforementioned allocation criteria. Segment assets and liabilities include the segment’s share in the assets and liabilities of joint ventures.

Segment information of these businesses is as follows.

Primary segment information

	Thousands of euros
	Cigarettes		Cigars		Logistics		Other		Eliminations		Total Group
	31-12-07	31-12-06	31-12-07	31-12-06	31-12-07	31-12-06	31-12-07	31-12-06	31-12-07	31-12-06	31-12-07	31-12-06
REVENUE
Net sales	1,807,194	1,784,832	953,196	1,032,027	10,638,069	10,481,092	405,896	389,193	(1,256,266)	(1,183,741)	12,548,088	12,503,403
Other revenue	64,590	19,301	4,328	3,337	96,080	15,469	15,553	94,852	1,042	(74)	181,593	132,885
Total revenue	1,871,784	1,804,133	957,524	1,035,364	10,734,149	10,496,561	421,449	484,045	(1,255,224)	(1,183,815)	12,729,681	12,636,288

Profit before taxes	484,898	361,986	217,400	222,996	331,911	280,659	(177,404)	9,341	(112,840)	(123,504)	743,965	751,478

Inter-segment sales pricing is determined on an arm’s length basis.

Further information on the Group’s business segments is as follows:

	Thousands of euros
	Cigarettes		Cigars		Logistics		Other (*)		Total Group
	31-12-07	31-12-06	31-12-07	31-12-06	31-12-07	31-12-06	31-12-07	31-12-06	31-12-07	31-12-06

Additions of property, plant and equipment and intangible assets	52,971	50,166	11,778	10,141	73,848	57,664	41,184	64,406	179,781	182,377
Amortisation and depreciation	79,106	92,124	24,484	25,990	45,594	43,573	23,019	37,155	172,203	198,842
Impairment losses recognised in the income statement	85,782	31,152	—	—	11,289	—	(2,735)	495	94,336	31,647

BALANCE SHEET
ASSETS
Non-current assets	1,566,900	1,721,177	904,579	962,680	1,734,686	1,912,371	574,423	596,133	4,780,588	5,192,361
Current assets	967,812	758,003	576,523	533,247	3,453,779	3,267,584	377,610	1,448,574	5,375,724	6,007,408
LIABILITIES
Non-current liabilities	530,762	228,662	468,693	127,272	165,360	137,851	1,020,550	2,444,270	2,185,365	2,938,055
Current liabilities	526,170	425,753	475,363	103,008	5,351,494	4,868,608	742,119	1,932,399	7,095,146	7,329,768

(*)         The balances in this column include cash and cash equivalents, current financial assets, bonds and other marketable debt securities issues and borrowings and other financial debt.

Secondary segment information

A breakdown of certain consolidated balances, by country, is as follows:

	Thousands of euros
	Net sales		Total assets		Additions of property, plant and equipment and intangible assets
	2007	2006	2007	2006	2007	2006

Spain	2,856,031	2,774,408	3,948,909	4,518,297	115,608	75,714
France	4,639,358	4,845,200	2,458,895	2,961,641	26,583	46,598
Other EU countries	3,483,399	3,333,023	347,003	254,633	16,060	4,621
Other OECD countries	624,991	723,805	919,228	818,855	3,049	4,360
Other countries	944,309	826,967	2,482,277	2,646,343	18,481	51,084
Total	12,548,088	12,503,403	10,156,312	11,199,769	179,781	182,377

34.                               Share-based payments

At 31 December 2007 and 2006 Group companies had the following share-based compensation schemes:

a) Options on Altadis S.A. shares:

At the general meeting held on 21 June 2000 the shareholders of the Parent Company approved a compensation scheme for executive directors, executives and employees of the Altadis Group based on options on shares in the Parent Company. Two tranches of compensation were approved in 2000 and 2002 for a total of 3,925,500 and 5,980,500 share options, respectively, with strike prices of €16.20 and €23.44 per share. These rights can be exercised after four years have elapsed and before the sixth year from the grant date.

At 31 December 2007 none of the share options granted in 2000 were pending exercise, while 1,235,961 share options granted in 2002 (3,452,944 share options from the second tranche in force in 2006) had yet to be exercised.

b) Options on Logista shares:

In 2002 a compensation scheme for certain Logista employees, based on options on shares in that company, was approved. Under the plan, a total of 722,400 share options could be exercised between the third and sixth years of the plan at a strike price of €18.73 per share. At 31 December 2007 a total of 207,100 share options were pending exercise under this plan (233,900 options at 31 December 2006). This options plan is hedged with an equity swap.

c) Free shares plan

Altadis S.A.

In 2005 the board of directors of Altadis approved a plan to issue and deliver free shares to employees, as follows:

1.                                       Three-phase plan: 2005, 2006 and 2007

2.                                       Each phase includes:

•                  A three-year period in which rights to the shares options depend on compliance with certain targets

•                  An additional two-year period in which the shares are frozen.

In the event the targets are met, shares will be delivered free of charge to employees.

For the shares initially granted to be effectively allocated, the following targets must be met:

PHASE I: 2005

•                  To achieve the target Total Shareholders’ Return (TSR). The value of the TSR is the sum of the increase in Altadis’ share price during the three-year period in which the rights are generated and the dividends per share during the same period.

The initial value allocated to the share, calculated on the basis of the average trading price during the 90 sessions of the Madrid Stock Exchange prior to the date of the board resolution, was €34.75. The Group’s target TSR for the first phase is €9.27 per share.

PHASE II: 2006

•                  To achieve the targets for payment of the incentive, which for Phase II of the plan are:

•                  The TSR of Altadis, S.A., measured as the sum of the increase in the Altadis, S.A. share price and the dividends per share paid during the period in which the rights are generated.

The initial value of the share is taken as the average trading price during the 90 sessions prior to the date of allocation of the shares, of €37.10. The target TSR for Phase II is €10.05 per share.

•                  The TSR of Altadis, S.A. compared to the TSR for Ibex 35 companies.

•                  The TSR of Altadis, S.A. compared to the TSR for a peer group.

PHASE III: 2007

•                  To achieve the targets for payment of the incentive, which for Phase III of the plan are:

•        The TSR of Altadis, S.A., measured as the sum of the increase in the Altadis, S.A. share price and the dividends per share paid during the period in which the rights are generated.

The initial value of the share is taken as the average trading price during the 90 sessions prior to the date of allocation of the shares, of €48.86. The target TSR for Phase III is €10.68 per share.

•        The TSR of Altadis, S.A. compared to the TSR for Ibex 35 companies.

•        The TSR of Altadis, S.A. compared to the TSR for a peer group.

The final number of shares allocated in each phase will be determined on the degree of compliance with these targets at the end of the third year of each phase. This will range from 60% of the shares initially allocated when 60% of the TSR is reached, to 130% of the number of shares initially allocated when the TSR of Altadis is more than 10% over target. The final number of shares assigned to the chairman of the board of directors and the chairman of the Executive Committee and CEO may not exceed the initial amount allocated.

If less than 60% of the TSR is reached, all the shares allocated in the corresponding phase will become null and void.

The initial budget for rights to free shares corresponding to 2005 was 472,050 shares, with 439,400 rights to free shares finally granted. With respect to Phase II, in 2006 a total of 412,200 rights to free shares were allocated. In Phase III (2007), 415,450 rights to free shares were allocated. The rights to the free shares in all phases have been distributed as follows:

	Rights in the third phase	Rights in the second phase	Rights in the first phase

Directors	20,000	20,000	70,000
Senior management	70,000	70,000	70,000
Other employees	325,450	322,200	299,400

In accordance with the methodology outlined in IFRS 2, the Group accounts for this plan as an equity-settled share-based payment transaction. The fair value of the equity instruments is measured using a valuation model (asset-or-nothing digital options) with the following assumptions:

	Third phase	Second phase	First phase

Volatility	19.59%	18.02%	20%
Employee turnover rate	2%	2%	2%
Annual dividend yield	3%	3%	3%

In accordance with the guidelines for the free shares plan, in the event of a change in control of the Group (as occurred in the acquisition by Imperial Tobacco, described in note 39), the plan will be settled early in cash. Based on the targets established for each phase of the plan and the degree of compliance therewith, the final number of shares settled in each phase amounted to 501,730, 513,302 and 414,650, respectively.

The total estimated cost for the three phases of the plan amounts to €26.2 million. At 31 December 2007 this amount has been charged in full to the consolidated income statement (€4,2 million were recorded in 2006 profit and loss account).

LOGISTA-

At the end of 2005, the board of directors of Logista approved a plan to issue free shares of Logista to employees during a three-year period (2005, 2006 and 2007) similar to the scheme described above for Altadis, S.A. The main differences with respect to Altadis’ plan are as follows:

	Third phase	Second phase	First phase
TSR	12.79 euro	11.38 euro	10.08 euro
Number of Logista shares	59,985	57,755	59,680
Rights allocated:
Senior management	13,000	10,400	10,400
Other employees	46,985	47,355	49,280

In view of the change in ownership of the Parent Company, the subsidiary Logista accelerated the vesting of the rights held by employees.

The estimated cost of the plan amounts to €8,466 thousand and has been charged in full to the consolidated income statement for 2007.

35.                               Foreign currency transactions

Foreign currency transactions primarily relate to those carried out by Group companies in their functional currencies, namely US Dollars (USD) by Altadis, USA, 800 JR Cigar and Corporación Habanos; Moroccan Dirhams (DAM) by Altadis Maroc; Polish Zlotys (PLN) by Altadis Polska; and Russian Roubles (RUB) by Balkan Star.

36.                               Transactions with associates and other related parties

The balances of transactions with associates and other related parties at 31 December 2007 and 2006 are as follows:

	Thousands of euros
	Accounts Receivable				Accounts Payable
	Receivables		Current loans
2007	Associates	Other	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	1	—	—	—	2,015
Internacional Cubana del Tabaco, S.L.	—	110	—	294	—	9
Promotora de Cigarros	—	338	—	1,615	—	322
Aldeasa Subgroup	—	460	—	—	—	—
Tabacos Elaborados, S.A.	4,123	—	—	—	2,436	—	.
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	224	—
LTR Industries	13	—	—	—	1,190	—
MITSA	445	—	—	—	—	—
Total	4,581	909	—	1,909	3,850	2,346

	Thousands of euros
	Accounts Receivable				Accounts Payable
	Receivables		Current loans
2006	Associates	Other	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	459	—	—	—	2,459
Internacional Cubana del Tabaco, S.L.	—	61	—	—	—	25
Promotora de Cigarros	—	2,471	—	—	—	491
Aldeasa Subgroup	—	714	—	—	—	5
Tabacos Elaborados, S.A.	2,827	—	—	—	1,425	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	6,288	—
LTR Industries	—	1	—	—	—	2,303
MITSA	—	1,056	—	—	—	—
Total	2,827	4,762	—	—	7,713	5,283

Current loans accrue interest at Euribor plus a market spread.

Transactions with associates and other related parties in 2007 and 2006 were as follows:

	Thousands of euros
	Purchases and		Sales and
	services received		services rendered
2007	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	26,004	—	558
Internacional Cubana del Tabaco, S.L.	—	12	—	356
Promotora de Cigarros	—	3,872	—	2,589
Aldeasa Subgroup	—	6	—	4,465
Tabacos Elaborados, S.A.	6,759	—	10,340	—
Compañía Española de Tabaco en Rama, S.A.	12,378	—	12	—
LTR Industries	14,238	—	2,000	—
MITSA	—
Total	33,375	29,894	12,352	7,968

	Thousands of euros
	Purchases and		Sales and
	services received		services rendered
2006	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	27,775	—	379
Internacional Cubana del Tabaco, S.L.	—	—	—	245
Promotora de Cigarros	—	3,700	—	1,216
Aldeasa Subgroup	—	75	—	1,808
Tabacos Elaborados, S.A.	4,189	—	7,227	—
Compañía Española de Tabaco en Rama, S.A.	12,508	—	—	—
LTR Industries	17,260	—	—	—
MITSA	—	—	1,927	—
Total	33,957	31,550	9,154	3,648

37.                               Board of Directors and Executives Compensation

Compensation of directors

Remuneration received in 2007 by members of the Board of Directors of Altadis, S.A., by way of attendance fees and for their membership on some of the Boards’ Delegate Committees amounted to €1,259 thousands (€ 1,157 thousands in 2006).

In 2007 members of the Board of Directors also received a total of €198 thousand for per diem allowances for attendance at Board of Directors meetings of Group companies (€200 thousand in 2006).

In 2007 fixed and variable compensation earned by members of the Board of Directors totalled €5,794 thousand (€2,492 thousand in 2006).

In relation to existing compensation schemes consisting of rights to options over Company shares, the members of the Board of Directors, at the end of 2007,were holders of 255,000 share option rights, granted in the year 2002 and tied to the Plan approved at the General Shareholders Meeting of June 2000.

In addition, at 31 December 2007, the members of the Board of Directors held 110,000 free shares. These shares were allocated under the free shares delivery plan of Altadis, S.A., approved at the general shareholders’ meeting held in June 2005, conditional on compliance with targets set out in the guidelines for each phase of the plan (see note 34c).

In 2007 no one of the members of the Board of Directors exercised any share options.

In 2005 the board of directors of Altadis, S.A. approved a retirement pension for the chairman of the board of directors of the Company, for a total sum of €485 thousand a year, which he shall receive upon retirement at the age of 60.

This pension was granted to the non-executive chairman of the board taking into account the years of service in an executive position until the restructuring of the Company’s governing bodies on 29 June 2005. This pension will be increased each year when he reaches the age of 61, at the prevailing rate of inflation. In the event of death, 50% of the value of the retirement plan would be transferable to his wife. The present value of this pension at its establishment in 2005 was approximately €8,200 thousand. Payments for the insurance policy contracted to externalise the plan amounted to €2,103 thousand in both 2007 and 2006.

The Board of Directors also approved a retirement pension for the chairman of the Executive Committee and CEO of the Company, amounting to €50 thousand per year in office as from his appointment on 14 May 2005, with an annual pension ceiling of €500 thousand upon reaching 64 years of age. From 2011 on, the resulting pension shall also be increased in line with inflation. In the event of death, 50% of the value of the pension is transferable to his wife. The present value of this commitment at its establishment amounted to approximately €6,177 thousand, assuming retirement at the age of 64. This pension plan was externalised in 2006 through an insurance policy. Payments in this regard amounted to €883 thousand in both 2007 and 2006.

Both retirement pensions include social security pension benefits, benefits from the company savings plan, and benefits from any other complementary retirement schemes to which the directors are entitled by virtue of their vested rights.

At 31 December 2007 and 2006 no loans have been extended to members of the board of directors of Altadis, S.A. Life insurance and pensions benefits for members of the board of directors amounted to €3,166 thousand in 2007 (€3,155 thousand in 2006), including those items described above.

All the members of the Board of Directors of Altadis, S.A. are men.

Details of interest in companies having similar activities and similar activities performed by directors, whether on a self-employed or employed basis

At 31 December 2007 the members of the board of directors did not hold any interest in the share capital of companies whose statutory activities are identical, similar or complementary to those of the Parent Company.

Directors have not and do not carry out activities, on a self-employed or employed basis, that are identical, similar or complementary to the statutory activity of the Parent Company, with the exception of the following (including positions in Group companies and associates):

Director	Position	Group company

Antonio Vazquez Romero	Chairman	Logista
Antonio Vazquez Romero	Director	Seita
Antonio Vazquez Romero	Vice-Chairman of the Monitoring Board	Altadis Maroc
Antonio Vazquez Romero	Director	Aldeasa
Jean-Dominique Comolli	Chairman	Seita
Jean-Dominique Comolli	Director	Logista
Jean-Dominique Comolli	Director	Aldeasa
Jean-Dominique Comolli	Chairman of the Monitoring Board	Altadis Maroc
Javier Gomez-Navarro Navarrete	Chairman	Aldeasa
Gregorio Marañón y Bertrán de Lis	Director	Logista
Jean-Pierre Marchand	Director	Seita
Berge Setrakian	Director	Altadis USA

38.                               Environmental issues

Prevailing environmental regulations do not significantly affect the Group’s business activities and, accordingly, the Group does not have any environmentally-related liabilities, expenses, revenues, grants, assets, provisions or contingencies that might be significant with respect to the Group’s equity, financial position and results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

39.                               Events after the balance sheet date

Takeover bid on Altadis S.A. shares

On 18 July 2007 Imperial Tobacco Overseas Holdings (3) Limited (hereinafter ITOH) submitted a takeover bid with the Spanish National Securities Market Commission (CNMV) for 100% of the share capital of Altadis S.A., offering €50 for each Altadis share. The takeover bid was subject to the following conditions:

•        the acquisition of shares representing at least 80% of the share capital of Altadis

•        that within the term for accepting or rejecting the takeover bid, the shareholders of Altadis resolve to modify article 24 of the company by-laws in order to eliminate the voting limitation for each shareholder at the general meeting

•        approval of the takeover bid by the shareholders of Imperial Tobacco Group PLC

On 25 January 2008, the CNMV reported that the takeover bid was successful, as shareholders representing 95.81% of the share capital of Altadis (241,867,605 shares) accepted the bid. Consequently, the conditions established in article 60 of the Spanish Stock Market Law and in article 47 of Royal Decree 1066 of 27 July 2007 were met, allowing ITOH to require the remaining shareholders of Altadis to sell their shares (squeeze-out), and the remaining shareholders of Altadis to require ITOH to buy their shares (sell-out). On 22 February 2008 the governing bodies of the Madrid and Barcelona Stock Exchanges announced the suspension of trading of the 252,436,856 Altadis, S.A. shares of €0.10 par value, as of 25 February 2008.

Changes in the structure of the Board of Directors-

At the meeting held on 6 February 2008, the Board of Directors accepted the resignation of Mr. César Alierta Izuel, Mr. Patrick Louis Ricard, Mr. Jean-Pierre Marchand, Mr. Wulf Von Schimmelmann, Mr. Antonio Vázquez Romero, Mr. Charles-Henri Filippi, Mr. Amado Franco Lahoz, Mr. Javier Gómez-Navarro Navarrete and Mr. Gonzalo Hinojosa Fernández de Angulo, which left nine vacancies on the board. Bearing in mind the success of the takeover bid put forth by Imperial Tobacco Overseas Holdings (3) Limited, at the 6 February 2008 meeting, eight of the nine vacancies were filled with individuals proposed by the new shareholder. These nominee directors are: Mr. Robert Dyrbus, Mr. Graham Leonard Blashill, Mrs. Alison Jane Cooper, Mr. Colin Scott Matthews,

Mr. Matthew Robert Phillips, Mrs. Kathryn Ann Turner, Mr. Sipko Huismans and Mr. Gary Lee Aldridge. Of these new directors, Mr. Dyrbus, Mr. Blashill and Mrs. Cooper serve on the board of directors of Imperial Tobacco. At the aforementioned board of directors’ meeting, Mr. Robert Dyrbus was named CEO of the Company, substituting Mr. Antonio Vázquez Romero, who resigned from his executive duties.

Financing from the Imperial Tobacco Group

On 30 January 2008 Imperial Tobacco Enterprise Finance Limited (an Imperial Tobacco Group company) extended a €2,000 million credit facility to Altadis Cigars Investments, S.A. (an Altadis Group company). This credit facility bears interest at market rates and is repayable upon mutual agreement of the parties.

Takeover bid on Logista shares

On 25 February 2008, Altadis S.A. submitted a significant event report to the CNMV informing that the board of directors had resolved to issue a takeover bid on the entire share capital of Logista, namely 44,250,000 ordinary shares with a par value of €0.60 each, with the exception of the 26,381,766 shares already held by Altadis (interest of approximately 59.62%). Altadis, S.A. has offered €52.50 for each share of Logista. On 7 March 2008, the takeover bid was accepted for consideration by the CNMV.

Change of control clause in Aldeasa and disposal of the investment.-

Certain agreements between the Altadis Group and the other shareholder of the Aldeasa subgroup establish that in the event of a change in control such as the aforementioned situation, the second shareholder may obtain a call option on the remaining 50% of the Aldeasa subgroup. Following the acquisition of Altadis, S.A., Imperial Tobacco Group PLC announced on March 10, 2008 the agreement to dispose its 49.95% shareholding in Aldeasa, S.A. to Autogrill España, S.A. This stake is to be sold for a total cash consideration of €275 million, being conditioned on approval from the European Commission, which is expected to be completed by May 2008.

40.                               Explanation added for translation to English

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Company that conform with IFRSs may not conform with other generally accepted accounting principles.

APPENDIX I

Altadis, S.A. and Altadis Group companies (31.12.07)

Company and/or Group	Statutory auditor (a)	Cost thousands of euros	Registered offices	Principal activities	% of total ownership

Fully-consolidated companies
SEITA	Deloitte	914,429	France	Tobacco and distribution	100.00
Altadis Maroc	Deloitte	1,673,107	Morocco	Tobacco and distribution	100.00
Tabacalera Cigars International, S.A.	Deloitte	167,885	Spain	Holding company	100.00
Logista (1)	Deloitte	141,664	Spain	Distribution and services	59.62
ITI Cigars	Deloitte	440,277	Spain	Holding company	100.00
Urex Inversiones, S.A.	Deloitte	41,287	Spain	Holding company	100.00
Altadis Finance, B.V. (2)	Deloitte	1,028	Netherlands	Financial services	100.00
Altadis Emisiones Financieras, S.A.U.	Deloitte	60	Spain	Financial services	100.00

Proportionately-consolidated companies
Aldeasa	Deloitte	106,243	Spain	Sales in duty-free zones	50.00

Companies accounted for using the equity method
Tabacos Elaborados, S.A. (3)	Gaudit	192	Andorra	Tobacco	55.11
Tabaqueros Asociados, S.A.	Gaudit	138	Andorra	Tobacco	33.33

1

Company and/or Group	Statutory auditor (a)	Registered offices	Principal activities	% ownership of subgroup (b)
SEITA Subgroup:
Fully-consolidated companies
Meccarillos International	Ernst & Young	Luxembourg	Holding company	99.99
Société de Commercialisation de Bobines en Europe	Segec Audit	France	Sale of cigar bobbins	100.00
Philippine Bobbin Corporation Cigars	Deloitte	Philippines	Manufacture of cigar bobbins	99.99
Meccarillos France	Ernst & Young	Luxembourg	Trademark ownership	99.99
Meccarillos Switzerland	Ernst & Young	Luxembourg	Trademark ownership	99.99
Altadis Distribution France	Deloitte	France	Distribution	100.00
SAF	Ernst & Young	France	“	100.00
Supergroup Distribution	Mazars & Guerard	France	“	99.83
1’DIS	Ernst & Young	France	“	100.00
Seita Participations	Ernst & Young	France	Holding company	99.96
Altadis Belgium	Ernst & Young	Belgium	Cigarette distribution and promotion	99.83
Altadis Océan Indien	Ernst & Young	France – Réunion Island	Trademark ownership	99.96
Altadis Finland	Ernst & Young	Finland	Cigarette distribution and promotion	99.96
Metavideotex Distribution	Ernst & Young	France	Sale of automatic machines	84.64
Sitar Holdings, S.A.	Ernst & Young	France – Réunion Island	Holding company	74.58
Coretab	Ernst & Young	France	Manufacture of cigarettes	74.58
Cartonnerie Reunionnaise	Ernst & Young	France	Preparation of cartons	72.17
Sodisco	Ernst & Young	France	Distribution	99.71
Altadis Cigars Investment	Deloitte	France	Holding company	100.00
Altadis Holdings USA, Inc. (4)	Deloitte	United States of America	Holding company	51.55
Consolidated Cigar Holdings Inc. (4)	—	United States of America	Holding company	51.55
Altadis Retail Corporation USA (4)	—	United States of America	Trademark management	51.55
Altadis Management Services Corporation USA (4)	—	United States of America	Trademark management	51.55
Altadis USA, Inc. (4)	—	United States of America	Manufacture and sale of cigars	51.55
Tabacalera Brands Inc. (4)	—	United States of America	Trademark ownership	51.55
Congar International, Inc. (4)	Deloitte	United States of America	Manufacture and sale of cigars	51.55
Cuban Cigar Brands, N.V. (4)	—	Netherlands	Trademark ownership	51.55
Max Rohr, Inc. (4)	—	United States of America	Trademark ownership	51.55
La Flor de Copán, SAS.	Deloitte	Honduras	Holding company	51.55
Tabacalera de García, SAS. (4)	Deloitte	Bermudas	Holding company	51.50
La Flor de Copán UK (4)	Deloitte	UK	Holding company	51.55
Tabacalera de García UK (4)	Deloitte	UK	Holding company	51.50
Altadis Cigar Asia-Pacific, Ltd. (4)	—	Hong Kong	Tobacco distribution	52.03
Direct Products, Inc. (4)	—	United States of America	Holding company	51.55
Connecticut Shade Corp. (4)	—	United States of America	Production and sale of raw tobacco	51.55
Macotab	Deloitte	France	Manufacture and sale of cigarettes	99.96

2

Company and/or Group	Statutory auditor (a)	Registered offices	Principal activities	% ownership of subgroup (b)
SEITA Subgroup:
Fully-consolidated companies
Altadis Polska (5)	Deloitte	Poland	Manufacture and sale of cigarettes	96.39
Altadis Financial Services, S.N.C. (6) (7)	Deloitte	France	Financial services	60.00
LPM Promodem	Ernst & Young	France	Decoration of shop windows	100.00
Altadis Italia	Ernst & Young	Italy	Promotion	99.96
Sodim	Deloitte	France	Measurement instruments	100.00
Balkan Star	Deloitte	Russia	Manufacture and sale of cigarettes	99.90
Balkan Star Plus	Deloitte	Russia	Distribution	99.90
Altadis Balkan Star	Deloitte	Russia	Promotion	99.95
Tahiti Tabacs	SAS Auditeur	French Polynesia	Distribution of tobacco	100.00
Altadis Hungary	Deloitte	Hungary	Promotion	99.96
Altadis Deutschland	Deloitte	Germany	Promotion	99.96
Altadis Ceska	Others	Czech Republic	Promotion	100.00
Altadis Hellas	Others	Greece	Promotion	99.96
Altadis Mayotte	Ernst & Young	French Polynesia	Distribution and sale	99.96
Altadis Middle East	Deloitte	Dubai	Distribution	99.96
Altadis Austria	Deloitte	Austria	Promotion	99.96
Altadis Luxembourg	Ernst & Young	Luxembourg	Distribution and promotion of cigarettes	99.96
RP Diffusion	Ernst & Young	France	Distribution of stationery articles	100.00
Altadis Promotion Internacional	Deloitte	Luxembourg	Promotion	99.96
Companies accounted for using the equity method

Intertab	PricewaterhouseCoopers	Switzerland	Financial services	50.00
Mitsa	—	Andorra	Manufacture	23.99

Logista Subgroup
Fully-consolidated companies
Distribérica, S.A.	—	Spain	Distribution of published material and other products	75.00
Distribarna, S.A.	BDO	Spain	“	38.25
Distribuidora de Publicaciones del Sur, S.A.	BDO	Spain	“	75.00
Distribuidora del Este, S.A.	BDO	Spain	“	37.50
Distribuidora de las Rías, S.A. –	—	Spain	“	75.00
Asturesa de Publicaciones, S.A. –	—	Spain	“	75.00
Promotora Vascongada de Distribuciones, S.A.	—	Spain	“	75.00
Distribuidora de Navarra y del Valle del Ebro, S.A.	Deloitte	Spain	“	45.00
Logista Publicaciones, S.L.	Deloitte	Spain	“	75.00
Comercial de Prensa SIGLO XXI, S.A.	Deloitte	Spain	“	60.00
Publicaciones y Libros, S.A.	BDO	Spain	“	75.00
Distribuidora Valenciana de Ediciones, S.A.	Deloitte	Spain	“	37.50

3

Company and/or Group	Statutory auditor (a)	Registered offices	Principal activities	% ownership of subgroup (b)
Logista Subgroup
Fully-consolidated companies
Logista Libros, S.L.	Deloitte	Spain	“	50.00
Jornal Matinal, Lda.	Deloitte	Portugal	“	75.00
Marco Postal, LDA.	Deloitte	Portugal	“	57.00
Marco Postal, LDA.	Deloitte	Portugal	“	52.50
Librodis Promotora y Comercializadora del Libro, S.A.	—	Spain	“	46.14
Logilivro, Logística do Livro, Lda.	—	Portugal	“	50.00
Distribuidora del Noroeste, S.L.	BDO	Spain	“	87.25
SA, Distribuidora de Ediciones	Deloitte	Spain	“	38.25
Control, Almacenaje y Exportación, S.A.	—	Spain	“	38.25
Catalunya 2, S.L.	—	Spain	“	38.25
Cyberpoint	—	Spain	“	75.00
Logirest, S.L.	Deloitte	Spain	Distribution to catering outlets	60.00
Midsid Sociedade Portuguesa de Distribuição, SGPS, S.A.	Deloitte	Portugal	Distribution of tobacco and other products	100.00
Logista-Dis, S.A.	Deloitte	Spain	Distribution	100.00
La Mancha 2000, S.A.	Deloitte	Spain	“	100.00
Dronas 2002, S.L.	Deloitte	Spain	Industrial and express parcel delivery and pharmaceutical logistics	100.00
T2 Gran Canaria	Deloitte	Spain	“	100.00
T2 Opelog	Deloitte	Spain	“	100.00
Logesta Gestión de Transporte, S.A.	BDO	Spain	Goods transport	51.00
Logista Italia	—	Italy	“	51.00
Logesta Polonia	—	Poland	“	75.01
Logesta Francia	—	France	“	75.50
Logesta Alemania	—	Germany	“	51.00
Logesta Noroeste	BDO	Spain	“	30.60
Transporte Basegar	—	Spain	“	30.60
Logesta Lusa	—	Portugal	“	26.01
Logista France, S.A.	Ernst & Young	France	Distribution	100.00
Logista Polonia	—	Poland	Distribution of tobacco	100.00
Logista Italia, S.p.A.	Deloitte	Italy	Distribution of tobacco	100.00
Terzia S.P.A.	—	Italy	Distribution	68.00
Logista, Transportes e Trasitarios, Lda.	—	Portugal	Industrial parcel delivery	100.00
Companies accounted for using the equity method	—
Distibuidora de Prensa por Rutas, S.A.	—	Spain	Distribution of published material and other products	24.00
International News Portugal, LDA	—	Portugal	“	15.00
Tradipres, S.A	—	Spain	“	15.00

4

Company and/or Group	Statutory auditor (a)	Registered offices	Principal activities	% ownership of subgroup (b)
Urex Inversiones Subgroup:
Fully-consolidated companies
Logivend, S.A.	Deloitte	Spain	Distribution via vending machines	100.00
Hebra Promoción e Inversiones, S.A.	—	Spain	Investment promotion	100.00
Interprestige, S.A.	—	Spain	Operation of sports facilities	100.00
Urecor Comunicaciones y Medios, S.L.	—	Spain	Holding company	75.00
Comercializadora de Productos de Uso y Consumo, S.A.	—	Spain	Distribution	100.00

Tabacalera, S.A.	—	Spain	Financial services	100.00
Companies accounted for using the equity method
Compañía Española de Tabaco en Rama, S.A.	KPMG	Spain	Production and sale of raw tobacco	20.82

ITI Cigars Subgroup:
Fully-consolidated companies
Inversiones Tabaqueras Internacionales, S.L.	Deloitte	Spain	Holding company	100.00
Empor	PricewaterhouseCoopers	Portugal	Distribution of tobacco	100.00
Emporlojas	PricewaterhouseCoopers	Portugal	Distribution of tobacco	100.00
Tabacalera Brands, S.L.	—	Spain	Holding company	100.00
ITB Corporation	—	Bahamas	Trademark acquisition and ownership	100.00
Proportionately-consolidated companies
Corporación Habanos Subgroup	Deloitte	Cuba	Sale and distribution of cigars	50.00
Internacional Cubana de Tabaco, S.L.	Ernst & Young	Cuba	Manufacture and sale of small cigars	50.00
Promotora de Cigarros, S.L.	Deloitte	Spain	Sale of cigars	50.00

Altadis Maroc Subgroup:
Fully-consolidated companies
Logesta Marruecos (8)	—	Morocco	Goods transport	66.04

Tabacalera Cigars International Subgroup:
Fully-consolidated companies
800 JR Cigar, Inc.	Deloitte	United States of America	Distribution of cigars	51.00
MC Management	—	United States of America	Distribution of cigars	51.00

Tabacalera Cigars International Subgroup:
Fully-consolidated companies
Tabacalera de García, SAS.	Deloitte	France	Manufacture and sale of cigars	100.00
La Flor de Copán, SAS.	Deloitte	France	Manufacture and sale of cigars	100.00

5

(1)            Altadis, S.A. owns up to 59.99% through treasury stock.

(2)             SEITA owns 50.00% of this shareholding.

(3)             Altadis, S.A. indirectly owns 22.33% through Tabaqueros Asociados, S.A.

(4)             Altadis, S.A. owns the remaining shares, up to 100% through Tabacalera Cigars International, S.A. or treasury shares

(5)              Altadis, S.A. owns the remaining shares, up to 100%, through treasury shares.

(6)             Altadis, S.A. owns the remaining 40.00% through Urex Inversiones, S.A.

(7)             For accounting purposes, Cardif Serenity (investment fund) and FCC Savane (securitisation fund) have been consolidated.

(8)             Altadis, S.A. indirectly owns the remaining 10.39% through Logista, S.A.

(a)         Where no information is given, the individual company does not reach the threshold above which it would be subject to statutory audit.

(b)        The percentage ownership shown does not take into account treasury shares held by companies.

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